RUBICON MINERALS CORPORATION

2006 ANNUAL AND SPECIAL MEETING

    Notice of Annual and Special Meeting of Shareholders

    Directors’ Report to the Shareholders

    Management Information Circular

    Place: The Metropolitan Hotel
    645 Howe Street
    Vancouver, BC CANADA

    Time: 2:00 p.m. (local time)

    Date: Tuesday, August 8, 2006

RUBICON MINERALS CORPORATION

CORPORATE	Head Office Suite 1540 - 800 West Pender Street Vancouver, BC V6C 2V6 Telephone: (604) 623-3333 Facsimile: (604) 623-3355 E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
DATA

Directors & Officers
J. Garfield MacVeigh, Director, Chairman of the Board
David W. Adamson, Director, President & CEO
William J. Cavalluzzo, VP Investor Relations
Robert G. Lewis, Chief Financial Officer
David R. Reid, Director
Philip S. Martin, Director
John R. Brodie, Director
Kevin D. Sherkin, Director
Christopher J. Bradbrook, Director

Solicitors Davis & Company LLP Barristers & Solicitors 2800 Park Place 666 Burrard Street Vancouver, BC V6C 2Z7
Auditors DeVisser Gray Chartered Accountants 401 - 905 West Pender Street Vancouver, BC V6C 1L6
Registrar & Transfer Agent Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9
Listings Toronto Stock Exchange: Trading Symbol: RMX American Stock Exchange: U.S. AMEX Trading Symbol: RBY Registered under Section 20F of U.S. Securities & Exchange Act of 1934

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street                                              Telephone: (604) 623-3333
Vancouver, BC Canada V6C 2T6                                              Facsimile: (604) 623-3355

July 7, 2006

Dear Rubicon Shareholder:

On November  21, 2005 and March  23, 2006, Rubicon announced its intentions to proceed with a reorganization of Rubicon which will have the result of dividing its present mineral resource assets between three separate public companies: Rubicon, Paragon Minerals Corporation (“Paragon”) and CopperCo Resource Corp. (“CopperCo”). Upon the implementation of the corporate restructuring, Rubicon will continue to hold its current Red Lake, Alaska, Nevada and other interests, Paragon will hold Rubicon’s current Newfoundland gold and base metal assets and CopperCo will hold all of the issued and outstanding shares of Africo Resources Ltd. (“Africo”), which holds mineral resource assets in Africa. CopperCo will also adopt Africo’s existing name. Since the announcements, Rubicon has received independent financial advice and has completed reviews of financial, legal, tax, regulatory and other matters, and is now able to provide you with complete details of the proposed reorganization in the accompanying Management Information Circular (the “Circular”).

You are invited to attend Rubicon’s Special Meeting of Shareholders, to be held at the Metropolitan Hotel, 643 Howe Street, Vancouver, British Columbia, on Tuesday, the 8th day of August, 2006 at 2:00 p.m., at which time you will be asked to consider and vote upon the proposed reorganization. Rubicon will also hold its Annual Meeting of Shareholders at the same time, thereby avoiding any inconvenience to Shareholders of attending separate meetings which otherwise would have fallen within a short period of time.

In addition to retaining all of your common shares of Rubicon (“Rubicon Common Shares”) currently held, you will receive shares in the two new companies as follows: the common shares of Paragon (“Paragon Common Shares”) and CopperCo (“CopperCo Common Shares”) will be distributed to shareholders of Rubicon in proportion to their present shareholdings in Rubicon on the basis of one Paragon Common Share for every 6 Rubicon Common Shares held and that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Common Shares held by the Rubicon-CopperCo Exchange Ratio (which is currently estimated to be approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held). As explained in the Circular, however, that 10.84 number could be reduced, and the entitlement of Shareholders to receive CopperCo Common Shares could be correspondingly increased, in the event that Rubicon acquires and exercises certain conversion rights under a proposed Bridge Loan financing for Africo.

The reorganization is intended to enhance Shareholder value by improving the identification and the value of Rubicon’s mineral properties, and by allowing shareholders to hold an interest in only those projects that interest them. The three separate public companies emerging from the reorganization will be owned by the existing Shareholders of Rubicon (and, in the case of CopperCo, also the existing shareholders of Africo), as well any new investors who participate in concurrent financings which are proposed for Paragon and CopperCo. Each resulting company will focus on separate resource locations and assets.

The reorganization of Rubicon will be implemented by a statutory Plan of Arrangement. When Rubicon’s Shareholders have approved the Plan of Arrangement and all other conditions to closing have been met, final approval will be sought from the Supreme Court of the Province of British Columbia. Details of the Plan of Arrangement are set out in the accompanying Circular.

A summary of the proposed reorganization is provided on pages 1 to 5 of the accompanying Circular. For information on how you will receive your share certificates in the new companies, please see the sections entitled “Distribution of Share Certificates” in the Summary and in the main body of the Circular. For information regarding the tax consequences of the Arrangement, please see the sections entitled “Income Tax Considerations” in the Summary and in the main body of the Circular.

Rubicon’s Board of Directors recommends that you vote in favour of the Arrangement and all other matters to be considered at the Meeting. Your attention is directed to the section entitled “The Arrangement - Reasons for the Arrangement” in the accompanying Circular where the Board of Directors’ reasons for recommending the Plan of Arrangement are summarized.

If you are unable to attend the Meeting in person, please complete and return the enclosed form of Proxy so that your shares can be voted at the Meeting in accordance with your instructions.

Yours truly,

“David W. Adamson”

David W. Adamson
President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders (the “Meeting”) of RUBICON MINERALS CORPORATION (“Rubicon”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Tuesday, August 8, 2006, at the hour of 2:00 p.m. (local time), for the following purposes:

1.	to receive and consider the financial statements of Rubicon for the financial year ended December 31, 2005;
2.	to appoint auditors of Rubicon for the ensuing year;
3.	to determine the number of Directors at seven;
4.	to elect Directors of Rubicon for the ensuing year;
5.
to consider, pursuant to an interim order of the Supreme Court of British Columbia dated July 7, 2006 (the “Interim Order”), and, if thought fit, to pass, with or without variation, a special resolution (the “Special Resolution”) to approve an arrangement (the “Arrangement”) pursuant to section  288-299 of the British Columbia Business Corporations Act and certain related matters, the full text of such Special Resolution being set out in Schedule “E” to the Circular;

6.
to consider and, if thought fit, to pass, an ordinary resolution to approve the Stock Option Plan of Paragon Minerals Corporation (“Paragon”), the full text of such ordinary resolution being set out in Schedule “F” to the Circular;

7.
to consider and, if thought fit, to pass, an ordinary resolution to approve the Stock Option Plan of CopperCo Resource Corp. (“CopperCo”), the full text of such ordinary resolution being set out in Schedule “G” to the Circular;

8.
to consider, and if thought fit, to pass an ordinary resolution to approve the Shareholder Rights Plan of Rubicon, the full text of such ordinary resolution being set out in Schedule “H” to the Management Information Circular dated July 7, 2006 accompanying this Notice of Meeting (“Circular”); and

9.	to transact such further of other business as may properly come before the Meeting or any adjournment thereof.

TAKE NOTICE that pursuant to the Interim Order and the British Columbia Business Corporations Act, holders of common shares of Rubicon (“shareholders”) may until 2:00 p.m. (Vancouver time) on August 3, 2006, give written notice of dissent to Rubicon by depositing such notice of dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, Attention: The President, with respect to the Special Resolution. As a result of giving a notice of dissent, a Shareholder may, on receiving a notice of intention to act under the Interim Order, require Rubicon to purchase all of its shares. This right is described in the Circular.

Accompanying this Notice of Meeting are the Circular, form of Proxy or Voting Instruction Form (“VIF”) and Financial Information Request Form. Financial information concerning Rubicon is provided in Rubicon’s Audited Consolidated Financial Statements and Management Discussion and Analysis for the financial year ended December 31, 2005, and its Interim Consolidated Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2006, which are set out at Schedule “A” to the Circular.

Shareholders who are unable to attend the Meeting in person are requested to read the instructions on the reverse of the form of proxy or VIF enclosed (as applicable) and then to complete, date, sign and deliver the form of proxy or VIF (as applicable) in accordance with the instructions set out in the proxy of VIF (as applicable) and in the Circular. Please note that the form of proxy and VIF also explain how a Shareholder may, in certain circumstances, vote using the telephone or the internet.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David W. Adamson”
President and Chief Executive Officer
Vancouver, BC
July 7, 2006

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
www.rubiconminerals.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at
July 7, 2006
unless otherwise noted

MANAGEMENT INFORMATION CIRCULAR

(As at July 7, 2006, unless otherwise noted and in Canadian dollars except as indicated)

This Management Information Circular is being furnished in connection with the solicitation of proxies by management of Rubicon for use at the Annual and Special Meeting of Shareholders to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

It is anticipated that this Management Information Circular and the accompanying form of Proxy will be distributed to Shareholders on or about July 12, 2006. Unless otherwise indicated, information in this Management Information Circular is given as at July 7, 2006.

See Schedule “M” - Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Management Information Circular.

The date of this Management Information Circular is July 7, 2006.

No person is authorized to give any information or to make any representation not contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Management Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

TABLE OF CONTENTS
SUMMARY	1
GLOSSARY OF NON-MINING TERMS	6
GLOSSARY OF MINING TERMS	12
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS	14
GENERAL PROXY INFORMATION	16
SOLICITATION OF PROXIES	16
Solicitation of Proxies by Management	16
Cost and Manner of Solicitation	16
APPOINTMENT AND REVOCATION OF PROXIES	16
Appointment of Proxy	16
Revocation of Proxy	16
Voting of Proxies and Exercise of Discretion by Proxyholders	17
Advice to Beneficial Holders of Common Shares	17
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	18
Voting Securities	18
Record Date	19
Principal Holders	19
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	19
Proposed Plan of Arrangement	19
STATEMENT OF EXECUTIVE COMPENSATION	20
Executive Officers	20
Summary of Compensation	20
Long Term Incentive Plan Awards	21
Grant of Stock Options/SAR's	21
Exercise of Stock Options/Aggregate Year End Value	22
Termination of Employment, Change in Responsibilities and Employment Contracts	23
Composition of the Compensation Committee	24
Compensation of Directors	24
Report on Executive Compensation	25
Performance Graph	26
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	27
RUBICON STOCK OPTION PLAN	28
Adoption of Plan	28
Purpose of the Plan	28
General Description/Exchange Policies	28
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS	30
MANAGEMENT CONTRACTS	30
MATERIAL CONTRACTS	30

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	30
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS	31
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	31
ANNUAL MEETING MATTERS TO BE ACTED ON	31
RECEIPT OF FINANCIAL STATEMENTS	31
APPOINTMENT OF AUDITORS	31
DETERMINATION OF NUMBER OF DIRECTORS	32
ELECTION OF DIRECTORS	32
PARTICULARS OF OTHER MATTERS TO BE ACTED ON	34
STOCK OPTION PLAN OF PARAGON	34
STOCK OPTION PLAN OF COPPERCO	34
THE ARRANGEMENT	35
General	35
Background to the Arrangement	37
Reasons for the Arrangement	39
Details of the Arrangement	40
Arrangement Agreement	44
Tax - Related Covenants	44
Approval of the Arrangement	45
Conditions to the Arrangement	46
Fairness of the Arrangement	48
Recommendation of Directors	48
Proposed Timetable for the Arrangement	48
Relationship between Rubicon, Paragon and CopperCo after the Arrangement	49
Effect of Arrangement on Certain Outstanding Securities of Rubicon	49
Distribution of Share Certificates	50
Treatment of Fractional Shares	51
Amendment	51
Termination	51
Expenses of the Arrangement	51
Rubicon Support Agreements	52
Africo Support Agreement	53
CopperCo/Africo Financing	53
SECURITIES LAW CONSIDERATIONS	53
Canadian Securities Laws	53
United States Securities Laws	54
INCOME TAX CONSIDERATIONS	56
Tax Ruling	56
Canadian Federal Income Tax Considerations	56
U.S. Federal Income Tax Considerations	62
Scope of this Disclosure	63

U.S. Federal Income Tax Consequences of the Arrangement	64
Information Reporting; Backup Withholding Tax	66
RIGHTS OF DISSENT	66
RISK FACTORS	67
AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	67
Confirmation by Shareholders	67
Recommendation of the Board of Directors	67
Purpose of the Rights Plan	68
Summary Description of the Rights Plan	69
Shareholder Approval	72
EXPERTS	72
PROMOTERS	73
LEGAL PROCEEDINGS	73
OTHER BUSINESS	73
SHAREHOLDER PROPOSALS	73
GENERAL	74
ADDITIONAL INFORMATION	74
DIRECTORS APPROVAL	74
AUDITORS CONSENT	75
AUDITORS CONSENT	76
AUDITORS' CONSENT	77
AUDITORS' CONSENT	78
INDEX TO SCHEDULES	79

SCHEDULE A - FINANCIAL STATEMENTS
SCHEDULE B - INTERIM ORDER
SCHEDULE C - NOTICE OF HEARING OF PETITION FOR FINAL ORDER
SCHEDULE D - ARRANGEMENT AGREEMENT
SCHEDULE E - ARRANGEMENT RESOLUTION
SCHEDULE F - PARAGON STOCK OPTION PLAN RESOLUTION
SCHEDULE G - COPPERCO STOCK OPTION PLAN RESOLUTION
SCHEDULE H - SHAREHOLDER RIGHTS PLAN RESOLUTION
SCHEDULE I - INFORMATION CONCERNING RUBICON AFTER THE ARRANGEMENT
SCHEDULE J - INFORMATION CONCERNING PARAGON AFTER THE ARRANGEMENT
SCHEDULE K - INFORMATION CONCERNING COPPERCO AFTER THE ARRANGEMENT

SCHEDULE L - DISSENT RIGHTS
SCHEDULE M - RISK FACTORS
SCHEDULE N - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

SUMMARY

The following is a summary of certain information contained in this Management Proxy Circular and the schedules attached hereto. Capitalized words used in this Summary are defined in the Glossary of Terms. This Summary is provided for convenience of reference only. This Summary should be read in conjunction with, and is qualified by, the more detailed information and financial statements contained in the Notice of Meeting and the body of this Management Information Circular and the schedules attached hereto. Shareholders are urged to review this Management Information Circular in its entirety.

The disclosure in this Management Information Circular of a scientific and technical nature in Schedule “I” “Information Concerning Rubicon after the Arrangement”, Schedule “J” “ Information Concerning Paragon after the Arrangement”, and Schedule “K” “ Information Concerning CopperCo after the Arrangement” is based on the Technical Reports (as defined herein).

The information concerning Africo (including post-Arrangement CopperCo) contained in this Circular, and in particular in Schedule “K”, has been based upon documents, records and information provided by Africo for inclusion in this Circular. Although Rubicon, Paragon and pre-Arrangement CopperCo have no knowledge that would indicate that any statements contained herein provided by Africo are untrue or incomplete, neither Rubicon, Paragon nor pre-Arrangement CopperCo assumes any responsibility for the accuracy of the information relating to Africo which is contained in this Management Information Circular or for any failure by Africo to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Rubicon, Paragon or pre-Arrangement CopperCo.

THE MEETING

Time Date and Place

The Annual and Special General Meeting (the “Meeting”) of the Shareholders of Rubicon will be held on Tuesday, August 8, 2006, at the Metropolitan Hotel, 645 Howe Street, Vancouver, BC, at 2:00 p.m. (local time).

Purpose of the Meeting

At the Meeting, Shareholders will receive the audited consolidated financial statements of Rubicon for the fiscal year ended December 31, 2005 and will also be asked to consider, and if thought fit, to pass the resolutions approving or confirming the following matters:

• Appointment of Auditors for the ensuing year
• Determine the number of Directors at seven
• Election of Directors for the ensuing year
• Approval of the Rubicon Plan of Arrangement
• Approval of the Paragon Stock Option Plan
• Approval of the CopperCo Stock Option Plan
• Approval of the Rubicon Shareholder Rights Plan

Meeting Record Date

Rubicon has fixed July 4, 2006 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Notwithstanding the foregoing, holders of Rubicon Warrants who exercise their Rubicon Warrants on or before July 18, 2006 will also be entitled to vote Rubicon Common Shares issued on exercise of such warrants at the Meeting.

THE ARRANGEMENT

General

On November 21, 2005, Rubicon announced its intention to proceed with a reorganization of Rubicon by way of a statutory Plan of Arrangement, which will have the result of dividing its current mineral assets between three separate public companies: the currently existing Rubicon, and two newly-created companies, Paragon and CopperCo. On implementation of the corporate restructuring, Rubicon will continue to hold its Red Lake Properties, its Nevada, Alaska and other interests; Paragon will hold the exploration assets which Rubicon currently holds in the Province of Newfoundland and Labrador and the Territory of Nunavut; and CopperCo will hold all of the issued and outstanding Africo Shares (with Africo holding assets located in Africa). Rubicon currently owns 39.6% of the outstanding shares of Africo. CopperCo will also adopt Africo’s existing corporate name.

Upon the Arrangement becoming effective, Shareholders of record on the Share Distribution Record Date will become shareholders of three separate companies: Rubicon, Paragon, and CopperCo. Every Shareholder will receive one New Rubicon Common Share for every one (1) Rubicon Common Share held on the Share Distribution Record Date, one (1) Paragon Common Share for every six (6) Rubicon Common Shares held on the Share Distribution Record Date, and that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio (which is currently estimated to be approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held). However, if Rubicon exercises its conversion rights under the proposed Bridge Loan to Africo prior to the Effective Date, Shareholders would be entitled to receive a greater number of CopperCo Common Shares. The 10.84 number would, in such circumstances, be reduced by an as yet undetermined amount which would depend on the price at which CopperCo or Africo would be able to raise capital. See “The Arrangement - Details of the Arrangement - General” and Schedule “K”, “Information Concerning CopperCo after the Arrangement - Funds Available.”

Reasons for the Arrangement

The reorganization is intended to enhance Shareholder value by improving the identification and valuation of Rubicon’s mineral properties, and by allowing Rubicon to focus on the Red Lake properties, Paragon to focus on the Newfoundland properties, and CopperCo to focus on the African properties through Africo without impact or future dilution on the other Rubicon projects. See “The Arrangement - Reasons for the Arrangement”.

Approvals Necessary for the Arrangement

The reorganization will be implemented by the Plan of Arrangement which is subject to a number of approvals which must be obtained prior to implementation, including the following:

Shareholder Approval

Pursuant to the Interim Order and Section 289 of the BCBCA, the Arrangement requires the approval of the Shareholders of Rubicon and the Africo Shareholders. At the Meeting, the Shareholders will be asked to consider, and if thought fit, to pass the Arrangement resolution (the “Arrangement Resolution” ), the full text of which is set out at Schedule “E” to this Circular. Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be passed by Special Resolution of the Shareholders voting at the Meeting.

Court Approval

The implementation of the Arrangement is subject to approval by the Court. Prior to the mailing of this Circular, Rubicon obtained the Interim Order, a copy of which is attached as Schedule “B” to this Circular. Rubicon intends to apply for the Final Order once the Arrangement has been approved by the Shareholders. As set out in the Notice of Hearing of Petition for the Final Order, the hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on August 15, 2006 or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. A copy of the Notice of Hearing of Petition for the Final Order is attached as Schedule “C” to this Circular. Any person affected by the Arrangement, including any Shareholder of Rubicon, has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court and any Court Order made. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Plan of Arrangement and the Shareholders’ approval.

Regulatory Approval

The Arrangement is subject to prior approval of the TSX and AMEX. See “The Arrangement - Approval of the Arrangement”.

Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to a number of specified conditions, including completion of related financings and Shareholder, Court and regulatory approval. There can be no assurance that such conditions will be fulfilled. The Arrangement Agreement also provides that it may be terminated in certain circumstances prior to the Effective Date, notwithstanding the approval of the Arrangement by the Shareholders and the Court. See “The Arrangement - Conditions to the Arrangement” and “Termination”.

Tax Ruling

The Arrangement is subject to an advance income tax ruling being obtained, prior to the Effective Date, from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement. See “The Arrangement - Income Tax Considerations - Tax Ruling.”

Effective Date

The Arrangement will become effective once all of the conditions to proceed with the Arrangement have been satisfied or waived and the Board of Directors of Rubicon determines to make the Arrangement effective. If the requisite approvals of the Shareholders are obtained and the Court grants the Final Order, then Rubicon currently anticipates that the Effective Date will be on or about August 17, 2006. See “The Arrangement - Proposed Timetable for the Arrangement”.

Distribution of Share Certificates

As soon as practicable following the Share Distribution Record Date (which is expected to be 7 Business Days following the Effective Date), holders of Rubicon Common Shares on the Share Distribution Record Date will receive certificates representing the Paragon Common Shares and CopperCo Common Shares. The Shareholders will not receive new certificates with respect to their New Rubicon Common Shares, so that their existing share certificates will represent their New Rubicon Common Shares. See “The Arrangement - Distribution of Share Certificates”.

Recommendations of Board of Directors

The Board of Directors of Rubicon has reviewed the terms and conditions of the Arrangement and has concluded that the terms and conditions of the Arrangement are fair and reasonable and in the best interests of Rubicon and the Shareholders. The Board of Directors of Rubicon recommends that the Shareholders vote in favour of the Arrangement and all other matters to be considered at the Meeting. See “The Arrangement - Recommendation of the Board of Directors”.

Stock Exchange Listings

Rubicon

The Rubicon Common Shares are currently listed and traded on the TSX and AMEX. Rubicon will apply to have the New Rubicon Common Shares listed on the TSX and AMEX, subject to Rubicon complying with the continued listing requirements of the TSX and AMEX.

Paragon

Paragon has applied to have its common shares listed for trading on Tier 2 of the TSX-V as soon as possible after the Effective Date. Listing will be subject to Paragon meeting the original listing requirements of the TSX-V. There are no assurances as to if, or when, the Paragon Common Shares will be listed or traded on the TSX-V indicated above, if ever.

CopperCo

CopperCo has applied to have its common shares listed for trading on the TSX as soon as possible after the Effective Date. Listing will be subject to CopperCo meeting the original listing requirements of the TSX. There are no assurances as to if, or when, the CopperCo Common Shares will be listed or traded on the TSX indicated above, if ever.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

In general, a Canadian resident holder of Rubicon Common Shares who holds such shares as capital property will not realize a capital gain or capital loss as a result of the Arrangement. The adjusted cost base of the Rubicon Common Shares will generally be allocated between the New Rubicon Common Shares and the Paragon Common Shares and CopperCo Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, Rubicon will advise holders of an appropriate proportionate allocation. See “Canadian Federal Income Tax Considerations”.

U.S. Federal Income Tax Considerations

In general, the receipt of Paragon Common Shares and CopperCo Common Shares by a U.S. Holder (as defined below under “Income Tax Considerations - U.S. Federal Income Tax Considerations”) should result in taxable income for U.S. federal income tax purposes. See “Income Tax Considerations - U.S. Federal Income Tax Considerations”.

RISK FACTORS

In evaluating the Arrangement, the Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors associated with Paragon and CopperCo (see “Risk Factors”, “Information Concerning Paragon - Risk Factors”, “Information Concerning CopperCo - Risk Factors” and Schedule “M” “Risk Factors”). These risk factors are not a definitive list of all risk factors associated with Paragon and CopperCo and the business to be carried out by these new companies.

There are risk factors associated with the transaction including (i) the fact that market reaction to the Arrangement, the future trading price of the New Rubicon Common Shares and the respective trading prices of the Paragon Common Shares and CopperCo Common Shares, if listed, cannot be predicted; (ii) the fact that the transaction may give rise to significant adverse tax consequences to security holders of Rubicon and therefore each security holder is urged to consult his, her or its own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; (iv) the fact that the completion of the Arrangement will reduce the assets of Rubicon; and (v) the fact that there is no assurance that the required approvals will be received or that the Paragon Common Shares and CopperCo Common Shares will be listed on a stock exchange. There are also risks associated with the businesses of Rubicon, Paragon and CopperCo that should be considered by investors, including (i) the need for additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of exploration and early stages of the properties; (iii) the effect of changes in commodity prices; (iv) regulatory risk that development will not be acceptable for social, environmental or other reasons; (v) reliance on the management of the respective companies; (vi) the potential for conflicts of interest, (vii) in the case of CopperCo, the risks of holding assets and conducting business in the DRC;

and (viii) other risks associated with the particular companies as described in greater detail elsewhere in this Circular.

DISSENT RIGHTS

The Interim Order provides that the Shareholders will have the right to dissent from the Plan of Arrangement as provided in the Plan of Arrangement. If a Shareholder dissents and Rubicon proceeds with the Arrangement, such Shareholder will be entitled to be paid in cash the fair value that such Shareholder’s Rubicon Common Shares had immediately before the passing of the resolution adopting the Arrangement, provided that such Dissenting Shareholder does not vote any of his, her or its Rubicon Common Shares in favour of the Arrangement Resolution, delivers written objection to the Plan of Arrangement to Rubicon no later than 2:00 p.m. (Pacific time) on August 3, 2006, and otherwise complies with the requirements of the Plan of Arrangement and the Interim Order. See “Rights of Dissent”.

INFORMATION CONCERNING RUBICON, PARAGON, AND COPPERCO

See Schedule “I” “Information Concerning Rubicon After the Arrangement” for a summary description of Rubicon assuming completion of the Arrangement.

See Schedule “J” “Information Concerning Paragon After the Arrangement” for a summary description of Paragon assuming completion of the Arrangement.

See Schedule “K” “Information Concerning CopperCo After the Arrangement” for a summary description of CopperCo assuming completion of the Arrangement.

SELECTED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information for Rubicon is based on the assumptions described in the respective notes to the Rubicon Pro-Forma Balance Sheet as at March 31, 2006 attached to this Circular in Schedule “A”.
March 31, 2006 (unaudited)
Current Assets	$3,161,558
Investments	$112,362
Capital Assets	$49,724
Deferred Property Costs	$16,706,865
Total Assets	20,030,509
Current Liabilities	$772,259
Non-controlling interest	$428,237
Shareholder equity	$18,830,013
Total Liabilities and shareholders equity	20,030,509

GLOSSARY OF NON-MINING TERMS

Certain terms used in this Circular are defined as follows:

“1933 Act” means the Securities Act of 1933 (United States);

“Africo” means Africo Resources Ltd., a corporation incorporated under the BCBCA in which Rubicon currently holds a 39.6% equity interest and whose main asset is its interest in the Kalukundi Copper-Cobalt Project in the DRC;

“Africo Meeting” means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

“Africo Options” means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

“Africo Shareholder” means a holder of Africo Shares;

“Africo Shares” means the common shares without par value in the capital of Africo as currently constituted;

“Aggregate Exchange Trading Price” means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

“AMEX ” means the American Stock Exchange;

“Arrangement” means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement made as of the 6th day of July, 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

“Assignment and Assumption Agreement ” means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

“Associate” has the meaning set out in subsection 1(1) of the Securities Act (British Columbia);

“BCBCA ” means the Business Corporations Act (British Columbia);

“Business Day ” means any day, which is not a Saturday, a Sunday, or a statutory holiday in British Columbia;

“Bridge Loan” means the bridge loan to be made by certain current Africo Shareholders or other investors to Africo in the principal amount of up to $5 million by way of issuance of convertible promissory notes, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender’s option, and in accordance with their terms, into common shares or such other securities of Africo or CopperCo as are offered pursuant to the Qualifying Financing at a price equal to 85% of the price at which common shares or other securities are offered in a Qualifying Financing;

“CBCA” means the Canada Business Corporations Act;

“Circular ” means this management information circular of Rubicon to be prepared and sent to the Shareholders in connection with the Meeting;

“Compensation Options ” means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

“CopperCo ” means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

“CopperCo/Africo Financing” means the equity financing which is proposed to be carried out by CopperCo or Africo, as the case may be, in the amount of $75 million, or such lesser amount as may be determined by the board of directors of Africo or CopperCo, as applicable;

“CopperCo/Africo Special Warrants” means special warrants which may be sold by CopperCo or Africo pursuant to the CopperCo/Africo Financing, with each CopperCo/Africo Special Warrant entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share;

“CopperCo Commitment” means the covenant of CopperCo described in section 3.2 of the Plan of Arrangement to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

“CopperCo Common Shares” means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of CopperCo/Africo Special Warrants on the deemed exercise of the CopperCo/Africo Special Warrants, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

“CopperCo Net Fair Market Value ” means an amount determined by the board of directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

“CopperCo Note ” means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

“CopperCo Options ” means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

“CopperCo Preferred Shares ” means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value, and having the terms and conditions set out in Schedule “B” to the Plan of Arrangement;

“CopperCo Stock Option Plan” means the stock option plan as approved by the board of directors of CopperCo;

“CopperCo Transferred Assets” means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

“Court ” means the Supreme Court of the Province of British Columbia;

“Dissenting Africo Shares” means Africo Shares held by an Africo Shareholder who has given a written notice of dissent to Africo, indicating that such Africo Shareholder wishes to exercise its rights of dissent in connection with the Arrangement;

“Dissenting Rubicon Shares” means Rubicon Common Shares held by a Shareholder who has given a written notice of dissent to Rubicon, indicating that such Shareholder wishes to exercise its rights of dissent in connection with the Arrangement;

“Dissenting Shares” means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

“Disinterested Shareholders” means all of the shareholders other than the directors, senior officers and any person or company who beneficially owns, directly or indirectly, voting securities of the issuer or who exercises control or direction over voting securities of the issuer or a combination of both carrying more than 10% of the voting rights attached to all voting securities of the issuer;

“DRC ” means the Democratic Republic of Congo;

“Effective Date ” means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA;

“Effective Time ” means 12:01 am, Vancouver time, on the Effective Date;

“Exchange Number” means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

“Exercise Price ” means the varying exercise prices of the outstanding Rubicon Options;

“Final Order ” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

“General Exchange Ratio” means, for each Rubicon Common Share,

•	one whole New Rubicon Common Share,

•	one-sixth of a Paragon Common Share; and

•	a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

“Holder” means, when not qualified by the adjective “registered”, the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

“Interim Order ” means the interim order of the Court, which, among other things, provides for the calling and holding of the Meeting, and certain other procedural matters, and caused to be issued a Notice of Hearing of Petition for the Final Order to approve the Arrangement;

“ITA ” means the Income Tax Act (Canada), as amended;

“Meeting ” means the annual and special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

“Meetings ” means, collectively, the Meeting and the Africo Meeting;

“Net Fair Market Value ” means an amount determined by the board of directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

“New Rubicon Common Shares ” means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

“New Rubicon Options ” means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

“Original Exercise Price” means the original exercise price per share of a Rubicon Option;

“Paragon ” means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

“Paragon Commitment” means the covenant of Paragon described in section 3.2 of the Plan of Arrangement to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

“Paragon Common Shares” means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

“Paragon Contracts” means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

“Paragon Financing ” means the non-brokered private placement equity financing of Paragon which is to be completed prior to the Effective Date, as more particularly described in Schedule “J” - “Information Concerning Paragon After the Arrangement - Funds Available - Private Placement Financing”;

“Paragon Flow-Through Special Warrants ” means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

“Paragon Net Fair Market Value ” means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

“Paragon Note” means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

“Paragon Options ” means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

“Paragon Preferred Shares ” means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule “B” to the Plan of Arrangement;

“Paragon Special Warrants ” means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share;

“Paragon Stock Option Plan” means the stock option plan as approved by the board of directors of Paragon;

“Paragon Transferred Assets ” means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

“Paragon Warrants” means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

“Plan of Arrangement ” means the plan of arrangement which is attached as Appendix I to the Arrangement Agreement, as such plan may be amended from time to time in accordance with section 6.1 of the Arrangement Agreement;

“PUC ” means paid-up capital as defined in subsection 89 (1) of the ITA;

“Qualifying Financing” means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the promissory notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

“Registrar ” means the Registrar of Companies appointed under the BCBCA;

“Remaining Africo Shares” means the Africo Shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

“Rubicon ”or “the Company” means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

“Rubicon Africo Shares” means the Africo Shares held by Rubicon immediately prior to the Effective Date;

“Rubicon Commitment” means the covenant of Rubicon described in section 3.2 of the Plan of Arrangement to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

“Rubicon Common Shares ” means the common shares without par value in the capital of Rubicon as currently constituted;

“Rubicon-CopperCo Exchange Ratio ” means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

“Rubicon CopperCo Note ” means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

“Rubicon Options ” means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

“Rubicon Paragon Note” means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

“Rubicon Property Share Requirements” means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

“Rubicon Series 1 Special Shares” means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule “A” to the Plan of Arrangement;

“Rubicon Series 2 Special Shares” means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule “A” to the Plan of Arrangement;

“Rubicon Special Shares” means Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares;

“Rubicon Stock Option Plan ” means the existing stock option plan of Rubicon;

“Rubicon Warrants ” means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

“Security Holder” means a holder of Rubicon Common Shares and/or Rubicon Warrants;

“Share Distribution Record Date” means the close of business on a day to be fixed by the TSX and the TSX-V for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

“Shareholder ” means a holder of Rubicon Common Shares and “Shareholders” means more than one Shareholder;

“Special Resolution ” means a resolution passed by a majority of not less than 2/3 of the votes cast by the Shareholders and by the Africo Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

“Tax Proposals” means all specific proposals to amend the ITA and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“Tax Ruling” means an advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement;

“Technical Reports ” means the reports entitled “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario, for the period January 2005 to June 2005, NTS 52N/04” prepared by Marc Prefontaine, M.Sc., P.Geo. dated December 9, 2005; “Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador” prepared by Larry R. Pilgrim, B.Sc., P.Geo. dated January 6, 2006; “Technical Report for the JBP Linear Property, Gander and Gander River Areas, NTS 2D/15 and 2E/02, Newfoundland and Labrador”, prepared by Larry R. Pilgrim, B.Sc., P.Geol., dated December 9, 2005; and “Kalukundi Project - Technical Report” prepared by John Hearne, BEng, MAusIMM, Julian Verbeek, B.Sc. (Hon.), PhD. (Geol.), MAusIMM and David Dodd, BSc (Hons), FSAIMM dated June, 2006;

“Trading Price” means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

“Transfer Agent ” means Computershare Investor Services Inc;

“TSX ” means the Toronto Stock Exchange;

“TSX-V “ means the TSX Venture Exchange; and

“Warrant Holder” means a holder of Rubicon Warrants.

GLOSSARY OF MINING TERMS

The following is a glossary of technical terms and abbreviations used in this Circular:

“Ag” means silver;

“ankerite” means a carbonate mineral with the chemical formula (Ca, Mg, Fe) CO3;

“Archean” - means geological ages older than 2.4 billion years;

“arsenopyrite” means a sulphide of arsenic and iron having the chemical formula FeAsS;

“Au” gold;

“breccia” means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material;

“chert” means fine-grained or glassy crytocrystalline silica which is very hard and highly variable in colour, usually, but not exclusively sedimentary;

“chip sample” means a sample composed of continuous chips of rock collected over a specific surface line and distance;

“clastic” means a sedimentary rock composed primarily from fragments of pre-existing rocks or fossils;

“Cu” means copper;

“disseminated” means mineralization scattered through a volume of host rock;

“EM” means electromagnetic (a type of geophysical survey);

“felsic” means light-coloured silicate minerals such as quartz, feldspar and feldspathoids;

“float” means a rock which has been transported from its bedrock source;

“flows” means volcanic rocks which were formed on the surface of the earth;

“grab sample” means a selected sample taken from a specific location which is not necessarily representative;

“hydrothermal alteration” means alteration of a rock which involves heated or superheated water;

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“interflow” means rocks that occur between flows;

“intrusive” means a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface;

“IP” means induced polarization (a type of geophysical survey);

“komatiite” means a rock with distinct textural features (e.g. spinifex texture) and chemical composition (i.e. high magnesium oxide, >18% MgO);

“mafic” means a term used to describe ferromagnesian-rich minerals and rocks;

“magnetite” means an oxide or iron, formula Fe3O4;

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mineral Reserve” means a Mineral reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is Mined;

“net smelter return royalty” means the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition. A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

“NSR” means net smelter return royalty;

“Ordovician” means the geological period commencing 500 million years ago and lasting approximately 75 million years;

“oz/ton” means ounces per short ton;

“patented mining claim” means a grant from the Crown in fee simple or for a less estate made under the Great Seal, and includes leasehold patents and freehold patents;

“Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective methods of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonable, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“ppm” means parts per million;

“pyrite” means an iron sulphide mineral with the chemical formula FeS2;

“pyrrhotite” means an iron bearing sulphide mineral having the chemical formula Fe1-xS;

“quartz-carbonate” means a mineral containing the carbonyl ion CO-3, as in the mineral calcite CaCO3;

“shear zone” means an area of rock which has failed or sheared in response to applied stress;

“stockwork” means a small- to large-scale branching and cross-cutting series of fissures filled with mineral matter;

“stratabound” means contained within beds or layers of rock;

“stratigraphic” means the composition, sequence and correlation of stratified rocks;

“trench” means an excavated and/or blasted depression of rock forming a trench;

“tuff” means a volcaniclastic rock made up primarily of volcanic ash-size (<2 mm) volcanic material;

“ultramafic” means igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids;

“unpatented mining claim” means land or mining rights for which a patent, lease, license of occupation or any other form of Crown grant is not in effect;

“volcanogenic” means genetically associated with volcanism;

“VMS” means volcanogenic massive sulphide; and

“Zn” means zinc.

Note to U.S. Readers: All reserve and resource estimates contained in this Circular are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and CIM Standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States. As such, information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Circular contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 (United States). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rubicon’s actual results, performance or achievements, or developments in Rubicon’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: Rubicon’s proposed Plan of Arrangement, including the proposed transactions involving Africo; the proposed transactions involving Toquima Minerals Corporation; Rubicon’s expectations regarding drilling and exploration activities on properties in which

Rubicon has an interest; Rubicon’s statements regarding estimates of resources on properties in which Rubicon has an interest; Rubicon’s expectations regarding the amount and adequacy of its cash reserves in future periods; and the Rubicon’s expectations regarding the amount of expenses in future periods. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from Rubicon’s expectations include, among others, risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of Rubicon’s properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Rubicon’s operations; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in this Circular and in other documents which Rubicon files from time to time with the TSX, AMEX, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of Rubicon’s management on the date the statements are made. Rubicon undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of gold, cobalt, copper, and other metals and minerals, the timing of the receipt of regulatory, shareholder and governmental approvals for Rubicon’s proposed transactions and exploration and development programs, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms, market competition, the accuracy of Rubicon’s resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, the realization of synergies and transaction costs. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is being furnished in connection with the solicitation of proxies by the management of Rubicon for use at the Annual and Special General Meeting of the shareholders of Rubicon to be held on Tuesday, August 8, 2006 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of Rubicon or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward solicitation materials to the beneficial owners of Rubicon Common Shares. All costs of solicitation will be borne by Rubicon.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders to attend and act at the Meeting for the Shareholder and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy are the Chairman of the Board of Directors of Rubicon and the President and Chief Executive Officer of Rubicon (the “Management Designees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A Shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of Rubicon, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a Shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the Shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the Rubicon Common Shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Rubicon Common Shares represented by a properly completed, executed and deposited proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Rubicon Common Shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE RUBICON COMMON SHARES REPRESENTED BY THE PROXY “FOR” SUCH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of common shares of Rubicon or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Rubicon Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans) that the Non-Registered Holder deals with in respect of the Rubicon Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI-54-101”), Rubicon will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the “meeting materials”) as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner (“Non-Objecting Beneficial Owner” or “NOBO”).

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Rubicon or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Rubicon (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by Rubicon’s agent to NOBOs include a scannable Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, Rubicon will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“Objecting Beneficial Owner” or “OBO”).

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as ADP to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc., in the manner set out above under “Appointment of Proxy,” with respect to the Rubicon Common Shares beneficially owned by such OBO; or

(b)
more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The authorized share structure of Rubicon consists of an unlimited number of Rubicon Common Shares without par value. As at July 4, 2006, Rubicon has issued and outstanding 76,152,525 fully paid and non assessable Rubicon Common Shares, each Rubicon Common Share carrying the right to one vote. Rubicon has no other classes of voting securities.

Record Date

Any Shareholder of record at the close of business on July 4, 2006 (the “Record Date”) who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting. Notwithstanding the foregoing, holders of Rubicon Warrants who exercise their warrants on or before 4:30 p.m. (Vancouver time) on July 18, 2006 will also be entitled to vote the Rubicon Common Shares issued on exercise of such warrants at the Meeting. Upon exercise, such holders of Rubicon Warrants will be mailed a form of proxy which, once duly completed and returned to Computershare Investor Services Inc. in the manner and subject to the provisions described above, will enable them to vote such Rubicon Common Shares at the Meeting.

Principal Holders

To the knowledge of the directors and executive officers of Rubicon, as at July 4, 2006, there were no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Rubicon Common Shares carrying more than 10% of the voting rights attached to all outstanding Rubicon Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed below and elsewhere in this Circular, none of the directors or executive officers of Rubicon, no proposed nominee for election as a director of Rubicon, none of the persons who have been directors or executive officers of Rubicon since the commencement of Rubicon’s last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Proposed Plan of Arrangement

David W. Adamson, director, President and CEO of Rubicon, currently serves on Africo’s board of directors as Rubicon’s nominee, and was formerly also President and CEO of Africo. William J. Cavalluzzo, Vice-President, Investor Relations of Rubicon, until recently also served on Africo’s board of directors as a Rubicon nominee. In those respective capacities Messrs. Adamson and Cavalluzzo were granted Africo Options on March 18, 2005, and accordingly will participate in the Arrangement as Africo optionholders, as well as Rubicon Shareholders and optionholders. Subsequent to the year ended December 31, 2005, Africo also granted Mr. Adamson additional stock options and resolved to pay Mr. Adamson a cash bonus in respect of services rendered to Africo. See Schedule “K”, “Information Concerning CopperCo after the Arrangement - Executive Compensation”.

Rubicon’s Compensation Committee retained an independent executive compensation consultant in order to review the aforementioned compensation from Africo to determine if it was fair and appropriate. The results of this independent advice led Rubicon’s Compensation Committee to form the view that the compensation was fair and appropriate, and that subject to no objections being raised regarding the option grants and their pricing by any applicable regulatory authority, Rubicon could support such awards. As at the date of this Circular, Rubicon has not been advised that any applicable regulatory authority has any objections to these grants.

It is expected that certain current members of the Board of Directors of Rubicon and senior management of Rubicon will assume positions with the Board of Directors and senior management of Paragon, and accordingly will be granted stock options and will receive other remuneration for their respective duties. See Schedule “J”, “Information Regarding Paragon After the Arrangement - Directors and Officers of Paragon”, “Executive Compensation” and “Proposed Executive Compensation”.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For the purposes of this Circular, the following terms have the following meanings:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)
“Executive Officer” means any chairman or Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary of the Company.

(d)	“Named Executive Officer” means

(i)	each Chief Executive Officer;

(ii)	each Chief Financial Officer;

(iii)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv)
any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

(e)
“Stock Appreciation Right” (“SAR”) means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(f)
“Long-Term Incentive Plan” (“LTIP”) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2005, 2004 and 2003, in respect of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Vice-President, Investor Relations and the Chief Financial Officer of the Company, and for an individual who was the Chief Financial Officer of the Company until August 24, 2005 (together the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts
Name and Principal Position	Period	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
David W. Adamson President & CEO	2005 2004 2003	195,000(1) 130,000(1) 78,000(1)	- 40,000(2) 60,000(3)	- - 265,000(4)	250,000(5) - -	- - -	- - -	7,500(6) - -
William J. Cavalluzzo Vice-President, Investor Relations	2005 2004 2003	130,000(7) 60,000(7) 60,000(7)	- 25,000 35,000	- - 274,000(4)	250,000(5) - -	- - -	- - -	7,500(6)- - -
Peter G. Wong(8) Former CFO	2005 2004 2003	80,981(8) 90,000 3,913	- 10,000(2) -	- - -	75,000(5) - 300,000(9)	- - -	- - -	5,333(6) - -
Robert G. Lewis(10) CFO	2005 2004 2003	29,615(10) N/A N/A	- N/A N/A	- N/A N/A	150,000(11) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A

Notes:

(1) Salary paid pursuant to an Employment Agreement dated January 1, 2002. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.
(2) The bonus was awarded and accrued in 2004 and paid in 2005.
(3) The bonus was awarded and accrued in 2003 and paid in 2004.
(4) Represents the aggregate dollar value of the difference between the exercise price of stock options and the closing market price on the trading day immediately prior to exercise.
(5) Stock options granted on January 6, 2005 exercisable at $1.18 per share until January 6, 2010. The options were terminated on November 24, 2005, 90 days after Mr. Wong cessation of employment.
(6) David W. Adamson and William J. Cavalluzzo received director’s fees from Africo Resources Ltd. Mr. Wong received consulting fees from Africo Resources Ltd. after ceasing to be CFO of Rubicon.
(7) Salary paid pursuant to Employment Agreement dated January 1, 2002. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.
(8) Mr. Wong was the CFO of Rubicon from December 10, 2003 until August 24, 2005. Salary paid pursuant to Employment Agreement dated December 1, 2003. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.
(9) Stock option granted on December 10, 2003 exercisable at $1.46 per share until December 10, 2013. The options were terminated on November 24, 2005, 90 days after Mr. Wong cessation of employment.
(10) Mr. Lewis was appointed the CFO of the Company on September 22, 2005. Salary paid pursuant to an Employment Agreement dated September 1, 2005. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.
(11) Stock option granted on September 12, 2005 exercisable at $0.74 per share until September 12, 2010.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SAR’s

The following table sets forth particulars of stock options granted to the Named Executive Officers during the financial year ended December 31, 2005.

Options/SAR Grants During the Financial Year Ended December 31, 2005

ame	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
David W. Adamson President & CEO	250,000(1)	18.4%	$1.18	$1.18	January 6, 2010
William J. Cavalluzzo Vice-President, Investor Relations	250,000(1)	18.4%	$1.18	$1.18	January 6, 2006
Peter G. Wong Former CFO	75,000(1)	5.5%	$1.18	$1.18	January 6, 2010(2)
Robert G. Lewis CFO	150,000(3)	11.0%	$0.74	$0.74	September 12, 2010

Notes:

(1) These stock options were granted on January 6, 2005.
(2) The option was terminated on November 24, 2005, 90 days after Mr. Wong’s cessation of employment.
(3) This stock option was granted on September 12, 2005.

The foregoing stock options were granted by the Board of Directors of Rubicon pursuant to the Rubicon Stock Option Plan which was previously approved by the Shareholders. The Board of Directors made the grants based upon the recommendations of the Compensation Committee after review of an independent report on executive compensation commissioned by the Board of Directors. Under the terms of the Rubicon Stock Option Plan, the options will terminate 90 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary, except by reason of the death of the optionee, in which case the optionee’s personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended December 31, 2005, and the financial year end value of unexercised stock options held by the Named Executive Officers as at December 31, 2005.

Aggregated Option/SAR Exercises During the Financial Year Ended December 31, 2005
And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
David W. Adamson President & CEO	Nil	N/A	284,375 (exercisable)(1) 140,625 (unexercisable)	29,750 (exercisable) (2) Nil (unexercisable)
William J. cavalluzzo Vice-President, Investor Relations	Nil	N/A	284,375 (exercisable)(1) 140,625 (unexercisable)	29,750 (exercisable) (2) Nil (unexercisable)
Peter G. Wong Former CFO	Nil	N/A	Nil(3)	N/A
Robert Lewis CFO	Nil	N/A	21,428 (exercisable)(4) 128,572 (unexercisable)	5,571 (exercisable)(2) 30,857 (unexercisable)

Notes:

(1) Stock option granted on August 8, 2002 to purchase 175,000 Rubicon Common Shares at $0.83 per share. Stock option granted on January 6, 2005 to purchase 250,000 Rubicon Common Shares at $1.18 per share (56.25% not vested at December 31, 2005).
(2) Based on the difference between the closing price of $1.00 for the Rubicon Common Shares on the TSX on December 30, 2005 and the exercise price of the stock options.
(3) Peter Wong’s stock options were terminated on November 24, 2005, 90 days after his cessation of employment.
(4) Stock option granted on September 12, 2005, to purchase Rubicon Common Shares at $0.74 per share, vesting in stages over a three year period from the date of grant (85.7% not vested at December 31, 2005).

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he received a salary of $78,000 per annum. Mr. Adamson’s salary was increased to $130,000 per annum effective January 1, 2004 and to $195,000 effective January 1, 2005. This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board of Directors of Rubicon, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he received a salary of $60,000 per annum. Mr. Cavalluzzo’s salary was increased to $130,000 per annum effectively January 1, 2005. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

By an employment agreement dated December 1, 2003, the Company engaged the services of Peter G. Wong as Chief Financial Officer of the Company under which he received a salary of $90,000 per annum. Mr. Wong’s salary was increased to $125,000 per annum effective January 1, 2005. Mr. Wong resigned as Chief Financial Officer and employee of the Company on August 24, 2005.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he receives a salary of $100,000 per annum. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

The aforementioned four individuals have agreed to waive the application of the aforementioned “Significant Change” provision with respect to the Arrangement, to the extent that the Arrangement may constitute a Significant Change.

The criteria used to determine the amount payable to the Named Executive Officers were based on industry standards and the Company’s financial circumstances. The employment agreements with the Named Executive Officers and subsequent increases in salaries were accepted by the Board of Directors of Rubicon based on recommendations of the Compensation Committee.

Composition of the Compensation Committee

The Compensation Committee of the Company currently consists of Christopher J. Bradbrook (Chair), Philip S. Martin and John Brodie, FCA, all of whom are independent directors. David R. Reid resigned as Chair of the Compensation Committee on June 14, 2006, at which time Mr. Bradbrook was appointed as Chair. Other than as disclosed in this Circular, no member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Compensation of Directors

During the fiscal year ended December 31, 2005, the Company paid cash compensation, directly or indirectly, to directors of the Company other than the Named Executive Officers (the “Other Directors”) as follows:

1. J. Garfield MacVeigh, Chairman of the Board of Directors of Rubicon: $120,000 for services as an officer and for providing geological services to the Company.

2. Michael J. Gray, former Vice-President Exploration and Corporate Secretary: $32,500 for services as an officer and for providing geological services to the Company. Mr. Gray resigned as a director of to the Company on January 27, 2005 and resigned his employment with to the Company effective April 15, 2005. He was paid $45,000 pursuant to a settlement agreement upon his resignation on April 15, 2005.

3. David R. Reid: The Company accrued or paid Davis & Company LLP, the Company’s legal counsel $302,000 in legal fees net of a fee reduction to the Company’s subsidiary, Toquima Minerals Corporation, for legal services. David R. Reid, a director of the Company, is a senior partner of Davis & Company LLP.

By an employment agreement dated August 1, 1996, the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each and now also applies to Mr. MacVeigh in his capacity as Chairman. Mr. MacVeigh’s salary was increased to $85,000 per annum effective January 1, 2004 and to $120,000 effective January 1, 2005. This employment agreement provides that in the event of a Significant Change, then at the option of Mr. MacVeigh exercisable at any time within 6 months after the date of the Significant Change, Mr. MacVeigh may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay Mr. MacVeigh an amount equal to two times the annual salary then in effect.

Other than as set out above, the Company has no pension plan and no standard or other arrangement for compensation to the Other Directors except for fees to the independent directors, and the granting of stock options.

The independent directors are paid a quarterly fee, in advance, of $3,000 plus $500 for each directors’ meeting or committee meeting attended and an additional quarterly fee of $750 if they hold the position of chair of any committee. For the financial year ended December 31, 2005, the Company paid Philip S. Martin a total of $18,000, John R. Brodie, FCA a total of $18,000 and Kevin D. Sherkin a total of $14,000 in directors’ fees.

Stock options were granted to the Other Directors by the Company during the financial year ended December 31, 2005, as follows:

Name	Grant Date	Securities Under Option/SARs Granted	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(2)	Expiration Date
J. Garfield MacVeigh	January 6, 2005	250,000	1.18	1.18	January 6, 2010
Michael J. Gray	January 6, 2005	250,000	1.18	1.18	January 6, 2010
Philip S. Martin	January 6, 2005	150,000	1.18	1.18	January 6, 2010
David R. Reid	January 6, 2005	200,000	1.18	1.18	January 6, 2010
John R. Brodie, FCA	January 27, 2005	200,000	1.18	1.18	January 27, 2010
Kevin D. Sherkin	January 27, 2005	200,000	1.18	1.18	January 27, 2010
Christopher Bradbrook	December 14, 2005	200,000	0.86	0.86	December 14, 2010

Notes:

(1) The exercise price of stock options is determined by the Board of Directors of Rubicon in accordance with the Rubicon Stock Option Plan. The exercise price shall be no less than the Market Price as defined in the Rubicon Stock Option Plan. Market Price means the last closing price of the shares on the TSX before the date of grant.
(2) Closing market price of the Company’s shares at the TSX at the date of the grant.

During the year ended December 31, 2005, Philip S. Martin exercised stock options that had a market value that exceeded the exercise price by $48,750.

Report on Executive Compensation

The compensation of Rubicon’s executive officers and the recommendations with respect to the Rubicon Stock Option Plan are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee has, as part of its review and evaluation process, engaged independent third party executive compensation consultants and relied in part on reports prepared by such consultants.

In order to attract and retain key personnel, Rubicon employs a combination of base compensation and equity participation through the Rubicon Stock Option Plan. In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to Rubicon and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The Rubicon Stock Option Plan is administered by the Compensation Committee. The Rubicon Stock Option Plan is designed to give each option holder an interest in preserving and maximizing Shareholder value in the longer term, to enable Rubicon to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Base Salary

In the Compensation Committee’s view, paying base compensation that is competitive in the markets in which Rubicon operates is a first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s performance, a consideration of competitive compensation levels in companies similar to Rubicon and a review of the performance of Rubicon as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Rubicon financial performance. Bonus levels will be determined by level of position with Rubicon.

Long-Term Incentive

Rubicon provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX. On May 6, 2003, the Board of Directors of Rubicon adopted the Rubicon Stock Option Plan to provide incentive to directors, officers, employees and consultants which was amended on April 19, 2004 to increase the number of shares reserved thereunder. Any options granted permit executive officers to acquire Rubicon Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted, less any discounts permitted under the policies of the stock exchange on which the Rubicon Common Shares are listed.

The objective of granting options is to encourage executive officers to acquire an ownership interest in Rubicon over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of Rubicon’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of Rubicon for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for Rubicon to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of Rubicon and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO’s compensation, the Compensation Committee reviews salaries paid to other executive officers of Rubicon, salaries paid to other CEO’s in the industry and the CEO’s contribution to the affairs of Rubicon and makes recommendations to the Board of Directors of Rubicon.

See “Executive Compensation - Summary Compensation Table” above for more information on remuneration of Named Executive Officers.

The foregoing report has been submitted by:     Christopher J. Bradbrook (Chair),
                      Philip S. Martin and John Brodie, FCA
                      Compensation Committee

Performance Graph

The following chart compares the yearly percentage change in the cumulative total Shareholder return on the Rubicon Common Shares against the cumulative total Shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Gold and Precious Minerals Sub-Index (Total Return Index Value) for the fiscal periods 2000 through 2005, assuming a $100 initial investment with all dividends reinvested.

	2000	2001	2002	2003	2004	2005
Rubicon Minerals Corporation	$100.00	$219.23	$434.62	$550.00	$465.38	$384.62
S&P/TSX Composite Index	$100.00	$86.06	$74.04	$92.02	$103.50	$126.18
S&P/TSX Composite - Precious Metals & Minerals Sub-index(1)	$100.00	$103.74	$150.44	$213.24	$177.22	$202.15

Note:
(1) Each Index for years 2000 through 2005 is as at December 31.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of Rubicon’s compensation plans under which equity securities of Rubicon are authorized for issuance at December 31, 2005.

Equity Compensation Plan Information as at December 31, 2005

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	4,815,000	$1.10	1,128,415
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,815,000		1,128,415

Note:

(1) As at December 31, 2005, of the 7,867,415 options which were reserved for the granting of options under the Rubicon Stock Option Plan, 1,924,000 had been granted and exercised, an additional 4,815,000 had been granted and remained outstanding and a remaining 1,128,415 were available for future grants. See “Rubicon Stock Option Plan - Adoption of Plan.”

Rubicon has a stock option plan under which Rubicon Common Shares are authorized for issuance. See “Rubicon Stock Option Plan”. Rubicon has no other form of compensation plan under which equity securities of Rubicon are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods and services.

RUBICON STOCK OPTION PLAN

Adoption of Plan

On May 6, 2003, the Board of Directors of Rubicon established the Rubicon Stock Option Plan which was approved by the Shareholders at the Annual General Meeting held on June 12, 2003 and by the TSX-V. The maximum number of Rubicon Common Shares initially reserved for issuance under the Rubicon Stock Option Plan was 6,120,225, being approximately 15% of the number of issued Rubicon Common Shares on the date of establishment of the Rubicon Stock Option Plan by the Board of Directors of Rubicon, which included Rubicon Common Shares which were reserved for issue for stock options granted before the establishment of the Rubicon Stock Option Plan. On April 19, 2004, the Board of Directors of Rubicon approved an amendment to increase the maximum number of Rubicon Common Shares reserved for the granting of stock options under the Rubicon Stock Option Plan to a total of 7,867,415 (being approximately 15% of the number of issued Rubicon Common Shares at April 19, 2004 and 13% of the number of Rubicon Common Shares issued and outstanding as at the date of this Circular). This amendment was passed by way of disinterested Shareholder vote at the 2004 Annual and Extraordinary General Meeting of Shareholders of Rubicon held on May 25, 2004. This increase in the maximum number of Common shares reserved under the Rubicon Stock Option Plan was effected in order that the Company can continue to provide incentives to its directors, officers, employees and consultants. The amendment was accepted for filing by the TSX on June 30, 2004.

As at July 4, 2006, there are stock options outstanding to purchase an aggregate of 4,206,372 Rubicon Common Shares, representing approximately 53% of the stock options available to be granted under the Rubicon Stock Option Plan and 5.5% of the Rubicon Common Shares issued and outstanding. As at the date of this Circular, there are stock options available for granting under the Rubicon Stock Option Plan which, if granted, would enable the holders to purchase an aggregate of 1,088,415 Rubicon Common Shares, representing approximately 14% of the Rubicon Common Shares reserved for the granting of stock options under the Rubicon Stock Option Plan and 1.4% of the Rubicon Common Shares issued and outstanding.

Purpose of the Plan

The purpose of the Rubicon Stock Option Plan is to provide an incentive to the Company’s directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new directors, senior officers and employees. The Company does not intend to provide financial assistance to facilitate the purchase of Rubicon Common Shares under the Rubicon Stock Option Plan.

General Description/Exchange Policies

The Rubicon Stock Option Plan is administered by the Compensation Committee. A copy of the Rubicon Stock Option Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Rubicon Stock Option Plan, as amended in 2004, which description is qualified in its entirety by the terms of the Rubicon Stock Option Plan:

1.	The maximum number of Rubicon Common Shares that may be reserved for issuance of stock options granted under the Plan shall not exceed 7,867,415 Common shares.

2.
The exercise price of the stock options, as determined by the Compensation Committee, may not be less than the market price. Under the rules of the TSX, the “market price” is the closing market price of the Rubicon Common Shares on the TSX at the time of the grant of an option.

3.	Stock options under the Rubicon Stock Option Plan may be granted by the Compensation Committee to:

(a)	a senior officer, director or employee of the Company or an affiliate of the Company;

(b)
a consultant (other than an employee or director of the Company) providing consulting, technical, management or other services to the Company, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

(c)
an employee of a corporation providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company but excluding a person engaged in investor relations activities.

4.
The term for exercise of stock options is a maximum of ten years from the date of grant provided that in the event of the optionee’s death, the exercise period shall not exceed the lesser of one year from the date of the optionee’s death and the expiry date of the stock option.

5.
Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be an employee, consultant, director, or senior officer of the Company or any related company or as a management company employee, except in the case of persons providing investor relations activities to the Company where the stock options may be exercised until the earlier of the expiry date and a period of not more than 30 days after the optionee’s employment or position terminates. If an optionee’s employment with the Company is terminated for just cause, the options terminate on the date of such termination of employment.

6.
The Compensation Committee has complete discretion to set the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant.

7.
If there is any change in the number of Rubicon Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Rubicon Common Shares, the number of shares available under the Rubicon Stock Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately. If a Change of Control (as defined in the Rubicon Stock Option Plan) of the Company occurs, all options will become immediately exercisable. If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the Rubicon Common Shares, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the takeover bid.

8.
Except in certain limited circumstances, the options are non-assignable and non-transferable. Upon the death of the optionee, the options are transferable to a person entitled to them through a will or the applicable laws of descent and distribution and may be exercised by such person until the earlier of the expiry of the term of the options or one year from the date of death of the optionee. If the optionee becomes disabled, the options may be exercised by any guardian of the optionee for a period of 90 days (30 days for optionees engaged in investor relations activities) from the date of termination of the optionee’s employment or services resulting from the disability.

9.
If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Rubicon Stock Option Plan covering the shares not purchased under such lapsed options.

10.
The decrease in the exercise price or an extension of the term of stock options previously granted to insiders requires approval by a “disinterested Shareholder vote” prior to exercise of such repriced stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended December 31, 2005, no director, executive officer, officer, proposed management nominee for election as a director of Rubicon, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to Rubicon or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by Rubicon.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

MATERIAL CONTRACTS

For particulars of the material contracts of the Company, other than those mentioned elsewhere in this Circular, to which the Company is a party, see Schedule “I” “Information Concerning Rubicon After the Arrangement - Material Contracts”.

For particulars of the material contracts of Paragon, other than those mentioned elsewhere in this Circular, to which Paragon is a party, see Schedule “J” “Information Concerning Paragon After the Arrangement - Material Contracts”.

For particulars of the material contracts of CopperCo, other than those mentioned elsewhere in this Circular, to which CopperCo is a party, see Schedule “K” “Information Concerning CopperCo After the Arrangement - Material Contracts”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out elsewhere in this Circular or in the Management Information Circular of Rubicon dated May 17, 2005 (a copy of which is available online at www.sedar.com), no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - August 16, 2005

On August 16, 2005, the Company closed a brokered private placement consisting of 9,232,000 units at $0.65 per unit, each unit consisting of one common share and one-half transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at $0.85 per share until August 16, 2007. Of the subscribers to the private placement, seven were insiders and participated in the private placement as follows:

Name	Relationship	Number of Units
J. Garfield MacVeigh	Director and Senior Officer	10,000
David W. Adamson	Director and Senior Officer	7,700
William J. Cavalluzzo	Senior Officer	7,700
Ian Russell	Senior Officer	3,100
Tizard Explorations Inc.	Associate of Philip S. Martin, Director	100,000
Kevin Sherkin	Director	24,999

Related Party Transactions

For details of related party transactions during Rubicon’s 2005 financial year and for the 3-month period ended March 31, 2006, see note 4 to Rubicon’s 2005 Annual Audited Consolidated Financial Statements and note 3 to Rubicon’s Interim Unaudited Financial Statements for the 3-month period ended March 31, 2006. Both of the foregoing documents are available online at www.sedar.com, and upon request, Rubicon will promptly provide a copy of such documents free of charge to any securityholder of Rubicon.

See also “Interest of Certain Persons or Companies in Matters to Be Acted Upon.”

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors. Such information can be found in Items 6.A, 6.C, and 16.A and the full text of the Company’s Audit Committee Charter can be found in Exhibit 16.1 of the Company’s Form 20F, Annual Report, for the fiscal year ended December 31, 2005, which is available online at www.sedar.com and a copy will be provided free of charge to any security holder of the Company upon request. See also “Interest of Certain Persons or Companies in Matters to be Acted Upon”.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 (“Disclosure of Corporate Governance Practices”) (“NI 58-101”), was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. A discussion of Rubicon’s governance practices within the context of NI 58-101 is set out in Schedule “N” to this Circular.

ANNUAL MEETING MATTERS TO BE ACTED ON

RECEIPT OF FINANCIAL STATEMENTS

The financial statements of Rubicon for the financial year ended December 31, 2005 and the auditor’s report thereon will be presented to the meeting.

APPOINTMENT OF AUDITORS

The shareholders of Rubicon will be asked to vote for the re-appointment of DeVisser Gray, Chartered Accountants, as auditors of Rubicon for the ensuing year. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Rubicon Common Shares represented by any such proxy in favour of a resolution re-appointing DeVisser Gray, Chartered Accountants, as auditors for Rubicon for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of DeVisser Gray, Chartered Accountants is removed from office or resigns. DeVisser Gray, Chartered Accountants, have been the auditors of Rubicon since June 26, 1996.

DETERMINATION OF NUMBER OF DIRECTORS

The shareholders of Rubicon will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution determining the number of directors at seven. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution to determine the number of directors of Rubicon.

ELECTION OF DIRECTORS

The Board of Directors of Rubicon presently consists of seven directors and it is intended to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director will hold office until the next annual general meeting of Rubicon or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Rubicon, or with the provisions of the BCBCA.

As at the date hereof, the members of the Audit Committee are John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin. The members of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. The members of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie. The members of the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie. Rubicon does not have an Executive Committee of its board of directors.

The Board of Directors of Rubicon has determined that, in the interests of corporate governance and compliance, the Company will likely appoint a new independent Chairman in due course although no date for such change has been decided upon. Garfield MacVeigh is expected to remain as a director of the Company in the event this change is made.

The following table sets out the name of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of Rubicon now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of Rubicon, the number of Rubicon Common Shares or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as of July 4, 2006:

Name, Position and Province & Country of Residence(1)	Present Principal Occupation or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled(1), (2)
J. Garfield MacVeigh Chairman of the Board & Director British Columbia, Canada	Exploration Geologist; Chairman of the Board and Director of Rubicon; President and Director of Rubicon Management Ltd.	March 6, 1996	1,303,095(3)
David W. Adamson President, CEO & Director British Columbia, Canada	Exploration Geologist; President, CEO and Director of Rubicon; Director of Rubicon Management Ltd.	March 6, 1996	1,078,266(3)
David R. Reid Director British Columbia, Canada	Lawyer; Partner of Davis & Company LLP, Barristers & Solicitors	April 6, 2001	196,500
Philip S. Martin Director Ontario, Canada	Principal, P.S. Martin & Associates, Financial Consultants	July 11, 2003	190,000
John R. Brodie, FCA Director British Columbia, Canada	Fellow Chartered Accountant (FCA), President of John R. Brodie Capital Inc. (private management services company)	January 27, 2005	Nil
Kevin D. Sherkin Director Ontario, Canada	Lawyer, Managing Partner of Levine Sherkin Boussidan	January 27, 2005	99,160
Christopher J. Bradbrook Director Ontario, Canada	President & CEO, New Gold Inc., October 2004 to present; previously Vice-President, Corporate Development of Goldcorp Inc. (TSX), from January 2001 to May 2004	December 14, 2005	Nil

Notes:

(1) The information as to province and country of residence, present principal occupation or employment and the number of Rubicon Common Shares beneficially owned or controlled, is not within the knowledge of the management of Rubicon and has been furnished by the respective nominees. The information as to present province and country of residence, occupation or employment for Christopher J. Bradbrook is for the past five years.

(2) Does not include stock options held by the directors as follows:
Option Holder	Number of Shares	Exercise Price	Expiry Date
J. Garfield MacVeigh	250,000	$1.18	January 6, 2010
David W. Adamson	175,000	$0.83	August 8, 2007
	250,000	$1.18	January 6, 2010
David R. Reid	175,000	$0.83	August 8, 2007
	200,000	$1.18	January 6, 2010
Philip S. Martin	225,000	$0.84	July 18, 2007
	150,000	$1.18	January 6, 2010
John R. Brodie	150,000	$1.18	January 27, 2010
Kevin D. Sherkin	200,000	$1.18	January 27, 2010
Christopher J. Bradbrook	200,000	$0.86	December 14, 2010

Does not include warrants held by the directors as follows:
Warrant Holder	Number of Shares	Exercise Price	Expiry Date
J. Garfield MacVeigh	5,000	$0.85	August 16, 2007
David W. Adamson	3,850	$0.85	August 16, 2007
Tizard Explorations Inc. (Philip S. Martin)	50,000	$0.85	August 16, 2007
Kevin D. Sherkin	19,230	$0.85	August 16, 2007

(3) Included in the share positions of J. Garfield MacVeigh and David W. Adamson are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd. (“RML”), which owns 2,300,000 Rubicon Common Shares. The sole purpose of RML is to act as a holding company. RML does not actively conduct business, nor does it have a management relationship with Rubicon. The shareholders of RML may carry out a butterfly transaction which would result in the Rubicon Common Shares presently owned by RML being directly or indirectly owned as to 1/3 each by the three principals of RML.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of the foregoing nominees of management as directors of the Company for the ensuing year.
Except as disclosed herein, to the best of knowledge of the management of Rubicon, no proposed director of Rubicon is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in Rubicon being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

On August 30, 2005, David R. Reid became a director and officer of Harbour Pacific Minerals Inc. (“Harbour Pacific”), which has been subject to a cease trade order issued by the Alberta Securities Commission under the Securities Act (Alberta) since August 31, 1995. The cease trade order was imposed after Harbour Pacific failed to file and send to its shareholders its unaudited interim financial statements for the period ended April 30, 1995. The cease trade order against Harbour Pacific is still in effect, however David R. Reid joined the Board of Directors of Harbour Pacific to assist with the reactivation of Harbour Pacific.

No proposed director of Rubicon has, within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

STOCK OPTION PLAN OF PARAGON

The Board of Directors of Paragon has adopted a stock option plan as part of Paragon’s conversion to a public company. For particulars of the plan, see Schedule “J” “Information Concerning Paragon After the Arrangement” - “Proposed Paragon Stock Option Plan”. Accordingly, Rubicon’s Disinterested Shareholders will be asked at the Meeting to pass the ordinary resolution set out in Schedule “F” of this Circular approving the Paragon Stock Option Plan. In this regard, a total of 3,104,146 Rubicon Common Shares will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon’s Disinterested Shareholders and the directors, senior officers and their associates of Paragon.

The Board of Directors of Rubicon is of a view that passing the ordinary resolution approving the Paragon Stock Option Plan is in the best interest of Rubicon and recommends that shareholders vote in favour of this ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.

STOCK OPTION PLAN OF COPPERCO

The Board of Directors of CopperCo has adopted a stock option plan, as part of CopperCo’s conversion to a public company. For particulars of the plan, see Schedule “K”, “Information Concerning CopperCo After the Arrangement” - “Proposed CopperCo Stock Option Plan”. Accordingly, Rubicon’s Disinterested Shareholders will be asked at the Meeting to pass the ordinary resolution set out in Schedule “G” of this Circular approving the CopperCo Stock Option Plan. In this regard, a total of 3,090,346 Rubicon Common Shares will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon’s Disinterested Shareholders and the directors, senior officers and their associates of CopperCo.

The Board of Directors of Rubicon is of a view that passing the ordinary resolution approving the CopperCo Stock Option Plan is in the best interest of Rubicon and recommends that shareholders vote in favour of this ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.

THE ARRANGEMENT

General

The purpose of the Arrangement is to reorganize Rubicon and its current assets into three separate public companies: Rubicon, Paragon and CopperCo. Pursuant to the Arrangement, a new company, Paragon will acquire all of Rubicon’s Newfoundland and Nunavut exploration assets and another new company, CopperCo will acquire all of the issued and outstanding common shares of Africo (a private company in which Rubicon currently holds a 39.6% equity ownership interest). Rubicon will retain all of its other assets, including its Red Lake assets and its interest in Toquima Minerals Corporation (“Toquima”). Rubicon has entered into an agreement with Carlin Gold Corporation to sell Rubicon’s interest in Toquima (for particulars, see note 6 to Rubicon’s Interim Unaudited Consolidated Financial Statements at Schedule “A” to this Circular).

Each Rubicon Shareholder as at the Share Distribution Record Date will hold, immediately after completion of the Arrangement, one (1) New Rubicon Common Share for each one (1) Rubicon Common Share held prior to the Arrangement, one (1) Paragon Common Share for every six (6) Rubicon Common Shares held prior to the Arrangement and that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio. In addition, each Africo Shareholder will hold, immediately after completion of the Arrangement one CopperCo Common Share for every Africo Share held prior to the Arrangement.

The Rubicon-CopperCo Exchange Ratio is a fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on such date. As at the date of this Circular, Rubicon holds 7,747,101 Africo Shares, and the fully diluted number of Rubicon Common Shares is 84,011,690, which results in a Rubicon-CopperCo Exchange Ratio of approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held. However, if Rubicon were to exercise its conversion rights under the proposed Bridge Loan to Africo prior to the Effective Date, Shareholders would be entitled to receive a greater number of CopperCo Common Shares under the Arrangement, i.e., the aforementioned 0.0922 number would increase slightly and the aforementioned 10.84 number would decrease slightly, as a result of Rubicon holding a greater number of Africo Shares on the Share Distribution Record Date. These numbers cannot be determined at the date of this Circular, because the conversion terms of the Bridge Loan are based on the pricing of the CopperCo/Africo Financing, which pricing has not occurred at the date of this Circular (nor is there any assurance that the Bridge Loan or the CopperCo/Africo Financing will be completed). See Schedule “K”, “Information Concerning CopperCo after the Arrangement - Funds Available.”

The Arrangement will become effective on the Effective Date, subject to satisfaction of all applicable conditions. The disclosure of the principal features of the Arrangement as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Rubicon Minerals Corporation

Rubicon was incorporated by registration of its memorandum and Articles under the BCBCA on March 6, 1996 under the name Rubicon Minerals Corporation. The Rubicon Common Shares are currently listed on the TSX under the trading symbol “RMX” and on AMEX under the trading symbol “RBY”. Rubicon is a reporting issuer in British Columbia, Alberta, Ontario, Quebec, and the United States and files its annual information form, annual and interim financial statements, management discussion and analysis, and other continuous disclosure documents with the securities commissions or similar regulatory authorities in each such province and the United States Securities and Exchange Commission. These public disclosure documents are available under Rubicon’s profile on the SEDAR website at www.sedar.com or on the United States Securities and Exchange Commissions website which can be accessed at www.sec.gov.

The diagram below shows Rubicon and its assets prior to the Arrangement:

Upon completion of the Arrangement, it is proposed that Rubicon will retain its interest in the Red Lake assets and the Nevada assets. It is further proposed that the New Rubicon Common Shares will continue to be listed on the TSX and AMEX, subject to Rubicon complying with the continued listing requirements of the TSX and AMEX. The Arrangement is subject to the prior approval of both the TSX and AMEX. There can, however, be no assurances as to whether Rubicon will be able to maintain its listing on either the TSX or AMEX. For a further description of the business to be carried on by Rubicon following the completion of the Arrangement see Schedule “I” hereto.

Paragon Minerals Corporation

Paragon was incorporated under the CBCA on July 4, 2006 for the purpose of carrying out the Arrangement. Upon completion of the Arrangement, it is proposed that Paragon will hold Rubicon’s Newfoundland exploration assets, along with its Incognita property in Nunavut. For a further description of the business to be carried on by Paragon following completion of the Arrangement see Schedule “J” hereto.

Paragon will seek to have the Paragon Common Shares listed for trading on Tier 2 of the TSX-V as soon as possible after the Effective Date. Listing will be subject to Paragon meeting the original listing requirements of the TSX-V. There can, however, be no assurances as to if, or when, the Paragon Common Shares will be listed on the TSX-V.

CopperCo Resource Corp.

CopperCo was incorporated under the CBCA on July 4, 2006 for the purpose of carrying out the Arrangement. Upon completion of the Arrangement, it is proposed that CopperCo will hold all of the issued and outstanding Africo Shares. For a further description of the business to be carried on by CopperCo following completion of the Arrangement see Schedule “K” hereto.

CopperCo will seek to have the CopperCo Common Shares listed for trading on the TSX as soon as possible after the Effective Date. Listing will be subject to CopperCo meeting the original listing requirements of the TSX. If CopperCo is unsuccessful in having its shares listed on the TSX, CopperCo will apply to have the CopperCo Common Shares listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. There can, however, be no assurances as to if, or when the CopperCo Common Shares will be listed on the TSX or AIM.

The diagram below shows companies and shareholders on successful completion of the Arrangement:

Background to the Arrangement

General

In May 2005, the Board of Directors and management of Rubicon began considering ways to realize the value of Rubicon’s various assets and exploration properties in order to maximize Shareholder value. It was management’s view that despite significant discoveries in the Newfoundland, the value of these assets was not being reflected in the Rubicon Common Share price. Management proposed to the Board of Directors of Rubicon the separation of Rubicon’s Newfoundland exploration assets into a new publicly traded company as a means of realizing greater value for its Newfoundland assets.

Following initial approval from the Board of Directors of Rubicon, Rubicon issued a press release on June 8, 2005 announcing its intention to form a new company that would hold Rubicon’s interest in its Newfoundland properties. Rubicon announced its intent to distribute its current Newfoundland assets to existing Rubicon Shareholders by way of a Plan of Arrangement.

In September, 2005, in order to properly consider potential value enhancement strategies, Rubicon commissioned an internal analysis by its financial advisor, Roman Friedrich & Company (“RFC”), as well as a third party independent analysis by Research Capital Corporation (“RCC”) acting as independent financial advisor. The RFC and RCC analyses each considered technical, business, and financial data; financial forecasts; trading comparables; and trading history. Presentations of such analyses were completed and made the Board of Directors of Rubicon in early October of 2005. Both RFC and RCC concluded that Rubicon’s asset value was not fully reflected in its share price.

RFC’s and RCC’s presentations were not formal valuations of Rubicon of any of its properties but rather were analyses for the Board of Directors of Rubicon of the potential for shareholder value enhancement through a separation of Rubicon’s assets.

The Board of Directors of Rubicon met on October 11, 2005 to review a report prepared by management on the analyses of Rubicon’s base and precious metal assets. After consideration of the management report and the analyses of RFC and RCC, the Board of Directors of Rubicon approved in principle a reorganization of Rubicon’s assets in order to seek to realize greater Shareholder value. Rubicon issued a news release on November 21, 2005 outlining the proposed corporate reorganization.

Africo Negotiations and Support Agreement

Since that time, Rubicon has been in discussions and negotiations with Africo regarding the structure and commercial terms of such a reorganization. Rubicon reached agreement with the Board of Directors of Africo on the broad outline and objectives of such a transaction on March 23, 2006. Subsequent discussions and negotiations took place regarding the exact structure, agreements and commercial terms. On May 15, 2006, five major shareholders of Africo (the “Principal Africo Shareholders”) and Rubicon entered into a support agreement (the “Africo Support Agreement”) pursuant to which the Principal Africo Shareholders agreed to support the Arrangement, on condition that the Arrangement Agreement be entered into by June 30, 2006. As at July 7, 2006, 4 of the 5 Principal Africo Shareholders have signed an amended and restated version of the Africo Support Agreement to, among other things, extend the termination date of the Africo Support Agreement to September 30, 2006 if the Effective Date of the Arrangement has not occurred by such time. Although Africo currently expects that the remaining Principal Shareholder will execute the amended and restated Africo Support Agreement, there can be no assurance that this will occur. See “Africo Support Agreement”.

Engagement of Research Capital Corporation

On May 23, 2006, the Board of Directors of Rubicon retained RCC to provide financial advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery of an update of the presentation which RCC had given to the Board of Directors of Rubicon in October of 2005, as described above. The engagement agreement between RCC and the Board of Directors of Rubicon provides that RCC will receive a fee of Cdn.$100,000 for its services, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified by Rubicon against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fees payable to RCC are not contingent in whole or in part on the outcome of the Arrangement or the related transactions described in the Circular. RCC has represented to the Board of Directors of Rubicon that RCC is independent of all interested parties in the transaction.

Updated RCC Presentation

RCC delivered its updated analysis presentation (the “Updated Presentation”) to the Board on June 14, 2006.

RCC made estimates of the implied equity values of Rubicon’s three relevant asset classes, i.e. Rubicon’s interest in Africo, its Red Lake and Nevada assets and its Newfoundland assets. For such purposes, RCC made certain assumptions with respect to Africo’s Kalukundi project, and considered two different valuation scenarios. In the “base case” scenario, RCC assumed that 7.8Mt of reserves are brought into production and that no currently identified resources are converted into reserves. RCC also considered an “expanded case” scenario where an additional 5.0Mt of resources are proved-up to the reserve category and added to the existing 7.8Mt of reserves prior to start of production, for a total of 12.8Mt of reserves being mined over the life-of-mine at Kalukundi. RCC’s analysis with respect to the Kalukundi project was based in part on the results of the completed feasibility study which Rubicon announced on May 23, 2006.

In its review of Rubicon’s properties and related interests for purposes of preparing the Updated Presentation, RCC again considered and reviewed such matters as business and financial data; interviews with Rubicon’s management; a review of companies comparable to Rubicon; and trading analysis. RCC undertook the following analysis and methodologies: a discounted cash flow analysis; a comparable companies analysis; an expenditure and market capitalization analysis; a share trading summary; a shareholder summary; a float turn-over analysis; a volume at price analysis; and a volume weighted average price analysis.

The Updated Presentation again concluded that Rubicon’s asset value was not reflected in its share price. The Updated Presentation is not a formal valuation of Rubicon or any of its assets, but rather an updated analysis for the Board of Directors of Rubicon of the potential for shareholder value enhancements through a separation of Rubicon’s assets (as proposed under the Plan of Arrangement).

Rubicon Support Agreements and Arrangement Agreement

Rubicon has recently been in discussions with certain significant Shareholders (“Significant Rubicon Shareholders”) in order to obtain their formal support for the Arrangement by way of support agreements. As of the date of this Circular, seven such support agreements have been entered into with Shareholders holding in the aggregate 13,494,685 Rubicon Common Shares, or approximately 17.7% of the currently issued and outstanding Rubicon Common Shares.

On July 6, 2006, after reaching agreement on the remaining business, tax, regulatory and other issues, Rubicon, Africo, Paragon and CopperCo entered into the Arrangement Agreement. See “The Arrangement - Rubicon Support Agreements” and “Arrangement Agreement.”

Reasons for the Arrangement

The Board of Directors of Rubicon has concluded that the proposed corporate reorganization pursuant to the Arrangement is in the best interests of Rubicon and its Shareholders, and is designed to enhance Shareholder value, for the following primary reasons:

1.
Rubicon believes its current interest in Africo is not reflected in the Rubicon Common Share price and that this asset can be more effectively managed within its own company. Rubicon also believes that the interest in Africo could generate significant Shareholder value provided that Africo achieves its milestones of feasibility, resource expansion and production of the Kalukundi Copper-Cobalt deposit located in the DRC;

2.
The formation of CopperCo and the distribution under the Arrangement of CopperCo Common Shares to the Shareholders will give them a direct interest in a company whose primary focus, through Africo, will be to advance the Kalukundi Copper-Cobalt deposit to production;

3.
Rubicon believes that it has advanced its Newfoundland assets to the point where they can be more effectively explored within a new company. A new public company will facilitate separate fundraising, exploration and development strategies that will be required to move these properties forward;

4.
The formation of Paragon and the distribution under the Arrangement of Paragon Common Shares to the Shareholders will give them a direct interest in a more aggressive exploration company whose primary focus will be to advance and develop gold and base metal projects in Atlantic Canada;

5.
The ownership of the Newfoundland exploration assets by Paragon and the African assets by CopperCo, through Africo its wholly-owned subsidiary, will enable them to be more appropriately valued in the public market. The separation of these assets from Rubicon will allow a more accurate valuation of Rubicon, Paragon and CopperCo on a standalone basis against similar mineral exploration and development companies and industry benchmarks. The Board of Directors of Rubicon believes this should enhance the likelihood that each entity will achieve appropriate market recognition, and allow the holders of Paragon Common Shares, CopperCo Common Shares and New Rubicon Common Shares to realize value which should be attributed to the separate companies;

6.
As separate public companies, Paragon and CopperCo will have direct access to public and private capital markets and will be able to issue debt and equity to fund exploration of their respective mineral properties;

7.	As separate public companies, Paragon and CopperCo will be able to establish equity based compensation programs that should enable them to better attract, motivate and retain key employees; and

8.	Rubicon will continue to be a leading exploration company in the Red Lake Gold Camp and will continue its focus on the exploration and development of its Red Lake gold properties.

David W. Adamson is a Director of Africo (as one of Rubicon’s two representatives on the Africo board) and in such capacity has received certain compensation described in “Interest of Certain Persons or Companies in Matters to Be Acted Upon.” Mr. Adamson declared his interest in such matters to the Board of Directors of Rubicon at the meeting which was held to consider and approve the Arrangement, and abstained from voting on the Rubicon directors’ resolutions approving the Arrangement and all related matters. See also Schedule “K”, “Information Concerning CopperCo After the Arrangement - Executive Compensation.”

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule “D” to this Circular, and the Plan of Arrangement, which forms Appendix I to the Arrangement Agreement. Each of these documents should be read carefully in its entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)	Rubicon’s authorized share structure shall be amended by:

(i)	altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii)	creating the following three new classes of shares:

A.	an unlimited number of common shares without par value;

B.	an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C.	an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon’s Articles. Rubicon’s Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule “A” of the Plan of Arrangement;

(b)	Rubicon’s central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c)
Paragon’s authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon’s Articles. Paragon’s Articles shall be amended by adding the rights and restrictions set out in Schedule “B” of the Plan of Arrangement;

(d)
CopperCo’s authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo’s Articles. CopperCo’s Articles shall be amended by adding the rights and restrictions set out in Schedule “B” of the Plan of Arrangement;

(e)
Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i)	the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii)	the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii)
the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f)
Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in “Effect of Arrangement on Certain Outstanding Securities of Rubicon - Stock Options”;

(g)
The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon’s central securities register;

(h)	Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i)	Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j)
As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k)
As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l)
Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 1,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m)
Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 1,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n)
Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o)
Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p)
The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon’s Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon’s Notice of Articles in effect at such time);

(q)
Paragon will purchase for cancellation the 1,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r)
The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon’s Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s)
CopperCo will purchase for cancellation the 1,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t)
The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo’s Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u)
Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon’s obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon’s obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v)
Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon’s obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo’s obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w)
the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x)
the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y)
The CopperCo/Africo Special Warrants issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares, on the basis of one CopperCo Common Share for each CopperCo/Africo Special Warrant exercised, and the names of the holders of the CopperCo/Africo Special Warrants shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z)	Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(aa)
As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(bb)
Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(cc)	The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(dd)	The name of CopperCo will be changed to Africo Resources Ltd.

Arrangement Agreement

Rubicon has entered into the Arrangement Agreement for the purpose of carrying out the Plan of Arrangement and consummating the transactions contemplated by the Plan of Arrangement. The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement.

In addition, the Arrangement Agreement provides that it may be amended by Rubicon before or after the Meeting without further notice to, or the approval of, the Shareholders. The Board of Directors of Rubicon considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur after the Meeting and prior to the Effective Date which in the opinion of the Board of Directors of Rubicon makes it inappropriate to complete the Arrangement. The full text of the Arrangement Agreement is attached as Schedule “D” to this Circular and the Plan of Arrangement is attached as Appendix I to the Arrangement Agreement.

Shareholders should be aware that by passing the Special Resolution approving the Arrangement, the Shareholders will also be giving authority to the Board of Directors of Rubicon to use its best judgment to proceed with and cause Rubicon to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement and/or the terms and conditions of the Paragon Financing by Rubicon and the Africo Financing by Africo - without any requirement to seek or obtain any further approval of the Shareholders. Any such variation of the terms and conditions of the Arrangement Agreement or the may result in further dilution of Paragon and CopperCo, in excess of the dilution currently assumed and otherwise disclosed in this Circular.

Tax - Related Covenants

In order to realize the tax objectives of the Arrangement, neither CopperCo nor any successor thereof will for a period of two years from the Effective Date initiate a request for approval by its shareholders of a modification of the Articles of CopperCo to remove the Director Election Requirements (as defined below). However, CopperCo (or any successor) will not be in breach of this covenant if (i) a shareholder proposal is made under section 137 of the CBCA for such purpose, (ii) a meeting is requisitioned under section 143 or section 144 of the CBCA to consider such matter, or (iii) there is a genuine risk that a proceeding for an oppression remedy under the CBCA in such regard would be successful. Further, in the event of a shareholder proposal or requisition referred to in (i) or (ii) above, CopperCo (or any successor) will not take any action to encourage a vote in favour of the removal of the Director Election Requirements unless such action is either: (A) required by law, or (B) determined in good faith by the Board of Directors of CopperCo (or the board of directors of any successor) to be consistent with the discharge of such board’s fiduciary duties in the circumstances.

Also in furtherance of the tax objectives of the Arrangement, each party has covenanted as follows:

(a)
in the event that the condition precedent with respect to the Tax Ruling is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b)
in the event that the condition precedent with respect to the Tax Ruling is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c)
to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d)
to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan of Arrangement and the Arrangement Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and the Arrangement Agreement, such that the particular transfer will take place on an income tax-deferred basis.

Approval of the Arrangement

The Arrangement is subject to a number of approvals which must be obtained prior to implementation, including Shareholder, Court, and regulatory approvals as follows:

Shareholder Approval

As provided in the Interim Order, in order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by the Shareholders by Special Resolution. The full text of the Arrangement Resolution is substantially set out in Schedule “E” of this Management Information Circular under “Arrangement Resolution”. The approval of the Arrangement by Special Resolution of the Africo Shareholders is also required.

Court Approval

A statutory arrangement under the BCBCA requires Court approval. Prior to the mailing of this Circular, Rubicon obtained the Interim Order which, among other things, provides for the calling and holding of the Meeting, and certain other procedural matters, and caused to be issued a Notice of Hearing of Petition for the Final Order to approve the Arrangement. The Interim Order does not constitute approval of the Arrangement by the Court. A copy of the Interim Order and the Notice of Hearing of Petition for the Final Order are set forth in Schedules “B” and “C”, respectively, to this Circular.

As set out in the Notice of Hearing of Petition, the hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on August 15, 2006, or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, subject to approval of the Arrangement by the Shareholders. Any person affected by the Agreement, including any Shareholder, has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court and any Court Order made. The Interim Order provides that any person wishing to appear in opposition to the petition for the Final Order must give Rubicon notice of such person’s intention to do so on or before 4:00 p.m. on August 11, 2006.

The authority of the Court is very broad under section 291 of the BCBCA. Rubicon has been advised by its legal counsel that the Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness to the Shareholders of the Arrangement in its entirety. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit. The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement will form the basis for an exemption from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof with respect to the New Rubicon Common Shares, the Paragon Common Shares and the CopperCo Common Shares to be distributed pursuant to the Arrangement.

Regulatory Approval

The Arrangement is subject to prior approval of the TSX, TSX-V and AMEX.

Consequences if Approvals Not Obtained

If the Arrangement is not approved by the Shareholders or the Court in the manner described above, the Arrangement will not be completed.

Conditions to the Arrangement

In addition to Shareholder, Court and regulatory approval, the Arrangement Agreement provides that the implementation of the Arrangement is subject to satisfaction of various conditions on or prior to the Effective Date, certain of which are summarized below:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b)	the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c)	the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d)
the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares and the Rubicon Series 1 and Series 2 Special Shares have been conditionally approved for listing on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares have been conditionally approved for listing on the TSX;

(e)	the TSX-V will have confirmed that the Paragon Common Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f)
all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g)
notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon’s opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h)
notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo’s opinion, completion of the Arrangement would not be in the best interests of Africo;

(i)	Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j)
CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k)
any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l)
the Articles of CopperCo shall provide that each director of CopperCo must be elected by a resolution passed by not less than two-thirds of the number of votes attaching to the shares represented in person or by valid proxy at the meeting of CopperCo shareholders at which the resolution is voted upon and carrying the right to vote on the resolution, as determined and certified by the scrutineers for that meeting or signed by all the shareholders entitled to vote on that resolution (the “Director Election Requirements”);

(m)	the Tax Ruling shall have been obtained in form and substance satisfactory to Rubicon, Africo and the auditors of Africo and their counsel and CopperCo, acting reasonably;

(n)	there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(o)	the Arrangement Agreement shall not have been terminated.

Except for the conditions set forth at 1.1(a), (b), (c), (k) and (l) above, any of the foregoing conditions may be waived.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, Rubicon may terminate the Arrangement Agreement. As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, the Board of Directors of Rubicon intends to cause a certified copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Rubicon believes that all material consents, orders, rulings, approvals and assurances required to complete the Arrangement will be obtained prior to the Effective Date in the normal course upon application therefor. There can, however, be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date. The fulfillment of certain of the conditions may be waived by mutual agreement of Rubicon, Paragon and CopperCo.

Notwithstanding the fulfillment, or waiver, of the foregoing and other conditions, the Board of Directors of Rubicon may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the Arrangement, in which event the Arrangement Agreement will be terminated without any further action on the part of the Shareholders or the Court. The Board of Directors of Rubicon considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Board of Directors of Rubicon makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and passed by the Shareholders at the Meeting authorizes such action by the Board of Directors of Rubicon. Africo also has similar termination rights - see “Termination”.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Shareholders by management and the Board of Directors of Rubicon based upon the following factors, among others:

1.
the procedures by which the Arrangement will be approved, including the requirement for sixty-six and two thirds Shareholder approval, approval by the Court after a hearing at which fairness will be considered, and regulatory approval;

2.	the proposed listing of the Paragon Common Shares on the TSX-V and the CopperCo Common Shares on the TSX, and the proposed continued listing of the New Rubicon Common Shares on the TSX and AMEX;

3.
the opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Rubicon Common Shares;

4.
Rubicon commissioned an internal analysis by its financial advisor RFC, as well as the Updated Presentation by RCC, acting as independent financial advisor. In the Updated Presentation, RCC concluded that Rubicon’s asset value is not fully reflected in its share price and that Rubicon is currently trading below the combined value of its various assets; and

5.
each Shareholder on the Share Distribution Record Date will participate in the Arrangement on a pro rata basis and, upon completion of the Arrangement and, except for dilution occurring via the Paragon and CopperCo/Africo Financings, will continue to hold the same pro rata interest that the Shareholder held in Rubicon prior to completion of the Arrangement, as a result of the Shareholder’s holdings of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares.

Recommendation of Directors

The Board of Directors of Rubicon approved and recommended and authorized the submission of the Arrangement to its Shareholders and the Court for approval. The Board of Directors of Rubicon has concluded that the Arrangement is in the best interests of Rubicon and its Shareholders, and recommends that the Shareholders vote in favour of the Special Resolution proposed to be passed at the Meeting as set forth in Schedule “E”. David W. Adamson, a Director and Rubicon’s President and CEO, abstained from voting on the foregoing resolutions on account of certain interests which Mr. Adamson has in the proposed transactions - see “The Arrangement - Reasons for the Arrangement”.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the Special Resolution.

In reaching this conclusion, the Board of Directors of Rubicon considered the benefits to Rubicon and its Shareholders as well as the financial position, opportunities and the outlook for the future potential and operating performance of Rubicon, Paragon and CopperCo, respectively.

Proposed Timetable for the Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Interim Court Order Friday, July 7, 2006

Annual General & Special Meeting  Tuesday, August 8, 2006

Final Court Order Tuesday, August 15, 2006

Effective Date Thursday, August 17, 2006

Share Distribution Record Date Monday, August 28, 2006

Mailing of Certificates Friday, September 1, 2006

Upon receipt of Shareholder, Court and regulatory approvals, and satisfaction of all other conditions set forth in the Arrangement Agreement, the Board of Directors of Rubicon intends to make the Arrangement effective. Making the Arrangement effective will be subject to obtaining the Final Order of the Court. If the Final Order approving the Arrangement is granted on August 15 it is expected that the Effective Date will be on or about August 17, 2006. Rubicon will announce the Effective Date and related matters via news release following receipt of the Final Order. The Boards of Directors of Rubicon, Paragon, CopperCo and Africo will determine the exact Effective Date depending on when all the conditions to the completion of the Arrangement are satisfied. Notice of the actual Share Distribution Record Date and Effective Date will be given to Shareholders through a news release and a TSX Bulletin when all the conditions to the Arrangement have been met or the Court and the Boards of Directors of Rubicon and Africo are of the view that all transactions will be completed.

Relationship between Rubicon, Paragon and CopperCo after the Arrangement

Two of the directors of Paragon, Garfield MacVeigh and David Adamson, are directors of Rubicon and four of the proposed officers of Paragon are also officers or employees of Rubicon: Michael Vande Guchte, President, CEO and a director of Paragon, is currently Manager Corporate Development for Rubicon; Garfield McVeigh, Vice-President Exploration for Paragon is currently Chairman of the Board of Directors of Rubicon; Robert G. Lewis, Chief Financial Officer and Secretary of Paragon, holds the position of Chief Financial Officer at Rubicon; and William J. Cavalluzzo is Vice-President Investor Relations for Paragon and Rubicon. See “Information Concerning Paragon After the Arrangement - Proposed Directors and Officers of Paragon”.

One of the directors of CopperCo, David Adamson, is also a director, President and CEO of Rubicon. See “Information Concerning CopperCo After the Arrangement - Proposed Directors and Officers of CopperCo.”

Effect of Arrangement on Certain Outstanding Securities of Rubicon

Share Purchase Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this provision, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one-sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

Stock Options

Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price (the “Adjusted Exercise Price”) of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the Plan of Arrangement will be determined in accordance with the following formula and rounded up to the nearest whole cent:

Adjusted Exercise Price	=	Trading Price	X	Original Exercise Price
Aggregate Exchange Trading Price

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder’s position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder’s Rubicon Options which existed prior to the Effective Date.

Unexercised New Rubicon Options, Paragon Options or CopperCo Options

Any Rubicon Warrants referred to in section 3.2 of the Plan of Arrangement and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 of the Plan of Arrangement which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon’s election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3 of the Plan of Arrangement, mutatis mutandis.

Rubicon Property Share Issuances

Under the terms of the property option agreements which Rubicon is assigning to Paragon and which include, as payment or part payment, an obligation to issue Rubicon Common Shares, the agreements specifically provide that upon completion of the Arrangement, the property vendors will be entitled to receive a specified number of Paragon Common Shares instead of the Rubicon Common Shares to which they would have otherwise been entitled. Rubicon has covenanted under the Arrangement Agreement that Rubicon will use all reasonable efforts to ensure that, immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements, except as described above.

Distribution of Share Certificates

Pursuant to the Plan of Arrangement, the close of business on that day which is seven Business Days after the Effective Date is expected to be established as the Share Distribution Record Date for purposes of determining Shareholders who will be entitled to receive certificates representing Paragon Common Shares and CopperCo Common Shares. After the Share Distribution Record Date, the share certificates representing, on their face, Rubicon Common Shares will be deemed to represent only New Rubicon Common Shares. Before the Share Distribution Record Date, the share certificates representing, on their face, Rubicon Common Shares will be deemed under the Plan of Arrangement to represent the New Rubicon, Paragon and CopperCo Common Shares. No new share certificates will be issued for the New Rubicon Common Shares issued pursuant to the Arrangement and therefore holders of Rubicon Common Shares must retain their certificates as evidence of their ownership of New Rubicon Common Shares. As soon as practicable after the Share Distribution Record Date, new share certificates representing the Paragon Common Shares and CopperCo Common Shares will be sent to all holders of record on the Share Distribution Record Date of Rubicon Common Shares. Certificates representing, on their face, Rubicon Common Shares will constitute good delivery in connection with the sale of New Rubicon Common Shares completed through the facilities of the TSX after the Share Distribution Record Date.

Treatment of Fractional Shares

Under the Arrangement, no fractional shares will be issued and fractional interests in Rubicon Special Shares (which will be exchanged for Paragon Common Shares and CopperCo Common Shares) will be rounded down to the nearest whole Rubicon Special Share.

Amendment

Subject to any mandatory applicable restrictions under the BCBCA or the Final Order, the Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders.

Termination

The Arrangement Agreement and the Plan of Arrangement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, its Shareholders or Africo Shareholders for whatever reason the Board of Directors of Rubicon may consider appropriate. The Arrangement Agreement and the Plan of Arrangement may also, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the board of directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the board of directors of Africo may consider appropriate. The Arrangement Agreement shall also terminate without any further action by the parties if the Effective Date has not occurred on or before September 30, 2006, unless otherwise agreed by the parties.

Expenses of the Arrangement

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the Arrangement will be borne and allocated as follows:

(a)	except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b)
Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c)
Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon’s legal counsel and auditors in connection with:

(i)
the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

(ii)	preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

Rubicon Support Agreements

In each of the Rubicon Support Agreements which exists as of the date of this Circular, each Significant Rubicon Shareholder has agreed that he, she or it, as the case may be, will:

• at the Meeting, vote or cause to be voted his, her or its Rubicon Common Shares, in favour of the Arrangement;

• not take any action of any kind that may reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Arrangement; and

• not seek to exercise any right of dissent in connection with the Arrangement.

The Rubicon Support Agreements will terminate on the earlier of (i) a date agreed to by the parties in writing; (ii) the Effective Date; (iii) September 15, 2006, if the Effective Date has not occurred prior to such date; (iv) the date the Rubicon Support Agreement is terminated upon Rubicon receiving a Superior Proposal (as defined below) and the Board of Directors of Rubicon believes, in good faith and after consultation with financial advisors and outside counsel, that the Acquisition Transaction (as defined below) is a Superior Proposal; (v) July 31, 2006, if the Arrangement Agreement has not been executed and delivered by all parties to it prior to such date; and (vi) the date the Arrangement Agreement terminates.

A “Superior Proposal” means an offer or proposal for an Acquisition Transaction made to Rubicon in writing:

(a)
to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, sale of assets or similar transaction), all of the shares in the capital of Rubicon or all or substantially all of the assets of Rubicon;

(b)
that to the extent it offers cash consideration, is financed to the extent Rubicon determines in good faith is required to enable completion of the Acquisition Transaction or is from a person (or persons acting jointly or in concert) who Rubicon’s Board determines in good faith after reasonable investigation has the financial resources or access thereto sufficient to complete the Acquisition Transaction (subject to usual terms and conditions on the draw down of such financing); and

(c)
that Rubicon’s Board determines in good faith after consultation with its independent financial advisors would, if consummated in accordance with its terms, result in a transaction more favourable to the shareholders of Rubicon than the Arrangement, having regard to all circumstances.

An “Acquisition Transaction” means:

(a)
any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, issuer bid, recapitalization, consolidation or business combination involving, directly or indirectly, Rubicon or any of its subsidiaries;

(b)
any direct or indirect acquisition of assets representing 20% or more of the book value (on a consolidated basis) of the assets of Rubicon and its subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) in a single transaction or a series of related transactions; or

(c)
any direct or indirect acquisition of beneficial ownership of 20% of more of the Rubicon Common Shares in a single transaction or series of related transactions; provided that an Acquisition Transaction will not include the Arrangement.

See “The Arrangement - Background to the Arrangement - Rubicon Support Agreements and Arrangement Agreement.”

Africo Support Agreement

As of the date of this Circular, the Principal Africo Shareholders and Rubicon together own approximately 85% of the issued and outstanding shares of Africo. The Principal Africo Shareholder who had not, as at the date of this Circular, executed the amended and restated Africo Support Agreement owns approximately 7.4% of the issued and outstanding shares of Africo.

Assuming that all of the Principal Africo Shareholders sign the amended and restated Africo Support Agreement, each Principal Africo Shareholder and Rubicon will have agreed as follows:

• at the annual and special general meeting of Africo being held to consider the Arrangement (the “Africo Meeting”) or in any other circumstances upon which a vote or other approval with respect to the Arrangement is sought, to vote or cause to be voted their Africo Shares in favour of the Arrangement;

• not to take any action of any kind that may reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Arrangement;

• to use all reasonable commercial efforts to assist Rubicon to successfully complete the Arrangement;

• to exercise the voting rights attaching to the Africo Shares held by such Principal Africo Shareholder to oppose any action that might reduce the likelihood of success of, or delay or interfere with, the Arrangement; and

• not to seek to exercise any right of dissent provided under any applicable laws or otherwise (including any rights of dissent granted by way of contract or court order) in connection with the Arrangement or any other corporate transaction related to the Arrangement which is approved at the Africo Meeting or the Meeting.

Assuming that all of the Principal Africo Shareholders sign the amended and restated Africo Support Agreement, it shall terminate on the earlier of (i) a date agreed to by the parties in writing, (ii) the Effective Date, (iii) September 30, 2006, if the Effective Date has not occurred prior to such date, and (iv) the date the Arrangement Agreement terminates. See “The Arrangement - Background to the Arrangement - Africo Negotiations and Support Agreement.”

CopperCo/Africo Financing

It is one of the conditions to completion of the Arrangement that the CopperCo/Africo Financing be completed. See “The Arrangement - Conditions to the Arrangement.” It is expected that the CopperCo/Africo Financing will be structured as a brokered private placement of special warrants of CopperCo, or of Africo, with the special warrants subsequently being automatically exchanged under the Arrangement for CopperCo Common Shares. For further discussion of the CopperCo/Africo Financing, see Schedule “K”, “Information Concerning CopperCo after the Arrangement - Funds Available”. In consultations with the TSX, Rubicon has agreed that it will issue a news release disclosing the specific terms of the CopperCo/Africo Financing once they are known, and in any event at least 5 business days before the closing of such financing.

SECURITIES LAW CONSIDERATIONS

Canadian Securities Laws

The issuance pursuant to the Arrangement of the New Rubicon Common Shares, the Paragon Common Shares and the CopperCo Common Shares, including the issuance of Paragon Common Shares and CopperCo Common Shares upon the exercise of Rubicon Options and Warrants after the Effective Date, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities commissions and regulatory authorities in the provinces and territories of Canada where registered Shareholders are resident. Rubicon is currently a “reporting issuer” under the applicable securities legislation in the Provinces of British Columbia, Alberta, Ontario and Quebec. Under Canadian Securities Administrators National Instrument 45-102, “Resale of Securities”, the New Rubicon Common

Shares, Paragon Common Shares and CopperCo Common Shares received by Shareholders in connection with the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any Person or combination of Persons holding a sufficient number of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, to affect materially the control of Rubicon, Paragon or CopperCo, respectively.

The forgoing discussion is only a general overview of the requirements of Canadian Securities Laws for the resale of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. Holders of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation. Resales of securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

United States Securities Laws

The issue of the New Rubicon Common Shares, the Paragon Common Shares and the CopperCo Common Shares in connection with the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the 1933 Act with respect to the above-named securities issued in connection with the Arrangement.

The New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares which are issuable upon exercise of the Rubicon Warrants after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States. As a result, such Rubicon Warrants may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of Regulation S under the 1933 Act, unless the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares issuable upon exercise of such Rubicon Warrants are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares issuable upon exercise of the Rubicon Warrants are registered or exempt under the 1933 Act, holders of the Rubicon Warrants who are U.S. persons or resident in the United States must either resell the Rubicon Warrants to persons outside the United States or permit the Rubicon Warrants to expire.

The New Rubicon Common Shares issuable upon exercise of Rubicon Options after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States. As a result, such Rubicon Options may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of Regulation S under the 1933 Act, unless the New Rubicon Common Shares issuable upon exercise of such Rubicon Options are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the New Rubicon Common Shares issuable upon exercise of Rubicon Options are registered or exempt under the 1933 Act, holders of Rubicon Options who are U.S. persons or resident in the United States may not be able to exercise their Rubicon Options and may be required to permit their Rubicon Options to expire.

The New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption provided by Section 3(a)(10) thereof. The restrictions on resale imposed by the 1933 Act will depend on whether the holder of

Rubicon, Paragon or CopperCo securities, respectively, is or, following the Arrangement, will be an “affiliate” of the issuer of such securities. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

Persons who are not, and following the Arrangement will not be, affiliates of Rubicon, Paragon or CopperCo, respectively, may resell their securities of such issuer in the United States without restriction under the 1933 Act and, provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.

Persons who are or after the Arrangement will be an affiliate of Rubicon, Paragon or CopperCo respectively, may not resell their securities of such issuer in the absence of registration under the 1933 Act, unless such sales comply with the exemption from registration contained in Rule 145(d) under the 1933 Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the 1933 Act.

In general, under Rule 145(d) as currently in effect, persons who are or after the Arrangement will be affiliates of Rubicon, Paragon or CopperCo, respectively, will be entitled to resell in the United States during any three-month period that number of securities of the issuer that does not exceed the greater of one percent of the then outstanding class of securities or, if such securities are listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, aggregation rules and the availability of public information about the issuer. Affiliates of Rubicon, Paragon or CopperCo, respectively, who are not affiliates of the issuer following the Arrangement, and who hold their securities of such issuer for a period of one year after the Arrangement, may resell such securities without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about the applicable issuer. Affiliates of Rubicon, Paragon or CopperCo, respectively, who are not affiliates of the issuer following the Arrangement, have not been affiliates during the three months preceding the date of sale, and who hold their securities of such issuer for a period of two years after the Arrangement, may resell such securities without any restrictions under the 1933 Act and, provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.

Subject to certain limitations, all holders of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares and Rubicon Warrants outstanding after the Effective Date may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of Rubicon, Paragon or CopperCo securities following the Arrangement who are not affiliates of the respective issuer, or who are affiliates of such issuer solely by virtue of their status as an officer or director of the issuer may, under the securities laws of the United States, resell their securities of such issuer in an “offshore transaction” (which would include a sale through the TSX or the TSX-V) if neither the seller, an affiliate of the seller, nor any person acting on their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Certain additional restrictions and qualifications are applicable to holders of Rubicon, Paragon or CopperCo securities who are affiliates of such issuer.

The New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares issuable upon exercise of Rubicon Warrants after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The New Rubicon Common Shares issuable upon exercise of Rubicon Options after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of the requirements of U.S. Securities Laws for the resale of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. Holders of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares should seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation. Resales of securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

INCOME TAX CONSIDERATIONS

Tax Ruling

The respective obligations of Rubicon, Paragon, CopperCo and Africo to complete the Arrangement are subject to, among other things, the Tax Ruling having been obtained in form and substance satisfactory to Rubicon, Africo and their counsel, and the auditors of Africo and CopperCo, acting reasonably. The purpose of the Tax Ruling would be to provide comfort to the parties that, based on the current provisions of the ITA, the regulations thereunder, and the Tax Proposals, the Arrangement will be treated for purposes of the ITA as a tax-deferred “butterfly” reorganization pursuant to paragraph 55(3)(b) of the ITA with no material Canadian federal income tax payable by any of Rubicon, Africo, Paragon, CopperCo or the Shareholders or Africo Shareholders who hold their Rubicon Common Shares or Africo Shares, as the case may be, as capital property. There can be no assurance that Rubicon will be able to obtain the Tax Ruling. Rubicon has received a favourable opinion from Davis & Company LLP, its Canadian legal counsel, with respect to the aforementioned tax issues. However, Rubicon, the other parties to the Arrangement Agreement and their professional advisors have determined that it would be prudent in the circumstances to apply for and obtain the Tax Ruling.

Canadian Federal Income Tax Considerations

General

In the opinion of Davis & Company LLP, Canadian legal counsel to Rubicon, the following is a summary as of the date hereof of the principal Canadian federal income tax considerations arising as a result of the Arrangement generally applicable to Shareholders and Warrant Holders (collectively, “Securityholders”) who, at all relevant times and for purposes of the ITA hold Rubicon Common Shares and Rubicon Warrants as capital property and deal at arm’s length with, and are not affiliated with, Rubicon.

Rubicon Common Shares and Rubicon Warrants will generally be considered to be held as capital property by a Securityholder provided that the Securityholder does not hold the Rubicon Common Shares or Rubicon Warrants in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders resident in Canada whose Rubicon Common Shares might not otherwise be considered capital property may make an irrevocable election in accordance with subsection 39(4) of the ITA to have the Rubicon Common Shares and every “Canadian security” (as defined in the ITA) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. A Shareholder who is not resident in Canada cannot elect under subsection 39(4) of the ITA. Shareholders contemplating making such an election should first consult their own tax advisors as such an election will affect the income tax treatment for other Canadian securities held. The consequences of the Arrangement to Securityholders whose Rubicon Common Shares do not constitute capital property will be significantly different than those described below and such Securityholders should consult their own tax advisors regarding this matter.

Rubicon Common Shares held by “financial institutions” (as defined for purposes of the mark-to-market rules in section 142.2 of the ITA), including banks, trust companies, credit unions, insurance companies, registered securities dealers and corporations controlled by one or more of the foregoing, will generally not be held as capital property and will be subject to special “mark-to-market rules”. This summary does not otherwise take into account the mark-to-market rules and Securityholders that are “financial institutions” for the purposes of these rules should consult their own tax advisors.

This summary is based upon the provisions of the ITA in force on the date hereof and the regulations enacted pursuant thereto, all specific proposals to amend the ITA and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or actions, or changes in the administrative practices of the CRA, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. Provincial and territorial income tax legislation varies in Canada and in some cases differs from federal income tax legislation.

This summary is of general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Securityholder, and no representation with respect to the Canadian income tax consequences to any such Securityholder is made. Accordingly, Securityholders should consult their own tax advisors for advice with respect to their particular circumstances.

Securityholders Resident in Canada

The following summary applies to a Securityholder who, at all relevant times, for purposes of the ITA is or is deemed to be resident in Canada (a “Canadian Resident”).

Exchange of Rubicon Common Shares for New Rubicon Common Shares and Rubicon Special Shares

Under the Arrangement, a Shareholder will receive one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share in exchange for each of the Shareholder’s Rubicon Common Shares.

A Shareholder who receives New Rubicon Common Shares and Rubicon Special Shares in exchange for Rubicon Common Shares, will be deemed to have disposed of such Shareholder’s Rubicon Common Shares for proceeds of disposition equal to the adjusted cost base of such shares at the time of the exchange. Accordingly, neither a capital gain nor a capital loss will be realized on the exchange.

The cost of the New Rubicon Common Shares and Rubicon Special Shares received by a Shareholder will be equal, in aggregate, to the adjusted cost base of the Rubicon Common Shares exchanged by that Shareholder. If any part of the purchase price of a Shareholder’s Rubicon Common Shares was denominated in United States currency, the cost of the New Rubicon Common Shares and Rubicon Special Shares will be determined based on the United States-Canadian dollar exchange rate on the date the Rubicon Common Shares were purchased rather than the exchange rate on the Effective Date.

Under the ITA, each of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be treated as a separate class of shares. The aggregate adjusted cost base of the New Rubicon Common Shares and the Rubicon Special Shares will be apportioned among the New Rubicon Common Shares, Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares based on the relative fair market value of each class of shares. Following the Effective Date, Rubicon will advise Shareholders of an appropriate proportionate allocation.

If a Shareholder acquires New Rubicon Common Shares after the Effective Date at a time when the Shareholder owns other New Rubicon Common Shares, the cost of the newly acquired New Rubicon Common Shares will be averaged with the adjusted cost base of any other New Rubicon Common Shares held by the Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each New Rubicon Common Share held by such Shareholder.

Exchange of Rubicon Special Shares for Paragon Common Shares and CopperCo Common Shares

Disposition of Rubicon Special Shares

Under the Arrangement, each Shareholder will:

• transfer such Shareholder’s Rubicon Series 1 Special Shares to Paragon in exchange for Paragon Common Shares;

• transfer such Shareholder’s Rubicon Series 2 Special Shares to CopperCo in exchange for CopperCo Common Shares; and

As a result of each exchange, a Shareholder will, unless such Shareholder chooses to include any portion of the capital gain or capital loss otherwise determined in respect of a disposition of Rubicon Special Shares in computing the Shareholder’s income for the taxation year in which the exchange occurs, be deemed to have:

• disposed of Rubicon Series 1 Special Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange, and to have acquired Paragon Common Shares at a cost equal to such proceeds of disposition;

• disposed of Rubicon Series 2 Special Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange, and to have acquired CopperCo Common Shares at a cost equal to such proceeds of disposition; and

If a Shareholder acquires Paragon Common Shares after the Effective Date at a time when the Shareholder owns other Paragon Common Shares, the cost of the newly acquired Paragon Common Shares will be averaged with the adjusted cost base of any other Paragon Common Shares held by the Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each Paragon Common Share held by such Shareholder. Similarly, the cost of any CopperCo Common Shares acquired after the Effective Date will be averaged with the adjusted cost base of any other CopperCo Common Shares, as the case may be, held by the Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each CopperCo Common Share, as the case may be, held by the Shareholder.

Deferred Income Plans - Eligibility for Investment

The New Rubicon Common Shares will be a qualified investment for a registered retirement savings plan (an “RRSP”), a registered retirement income fund (a “RRIF”), a registered education savings plan (an “RESP”) or a deferred profit sharing plan (a “DPSP”) (collectively, “Deferred Income Plans”) because a class of shares of Rubicon is listed on a prescribed stock exchange.

Once the CopperCo Common Shares and the Paragon Common Shares are listed on the TSX or the TSX-V, the Paragon Common Shares and CopperCo Common Shares will also be qualified investments for Deferred Income Plans because a condition of the Arrangement is that the Paragon Common Shares and CopperCo Common Shares must be listed on the TSX or Tier 1 or 2 of the TSX-V as soon as possible after the Effective Date.

Holding and Disposing of New Rubicon, Paragon and CopperCo Common Shares

Dividends

Dividends received or deemed to be received by a Shareholder on New Rubicon Common Shares, Paragon Common Shares, or CopperCo Common Shares will be required to be included in computing the Shareholder’s income for the purposes of the ITA. Dividends or deemed dividends received by a Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by a Canadian Resident individual from taxable Canadian corporations. A Shareholder that is a corporation will generally be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations will pay a 33-1/3% refundable tax under Part IV of the ITA on such dividends.

Dispositions

A Shareholder who disposes of or is deemed to have disposed of a New Rubicon Common Share, Paragon Common Share or CopperCo Common Share will realize a capital gain, or incur a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of the applicable common share exceeds or is exceeded by the aggregate of the adjusted cost base of such common share, respectively, and any reasonable expenses associated with the disposition. One-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the ITA.

In the case of a Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a New Rubicon, Paragon Common Shares or CopperCo Common Share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the ITA. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns New Rubicon, Paragon Common Shares or CopperCo Common Shares, as the case may be. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the ITA.

A Shareholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Dissenting Shareholders

A dissenting Shareholder who receives a payment from Rubicon equal to the fair market value of such Shareholder’s Rubicon Common Shares as a result of the exercise of such Shareholder’s dissent rights will be deemed to have received a taxable dividend equal to the amount by which the payment (other than an amount in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such shares, except to the extent that, in the case of a corporation, such deemed dividend is included in the proceeds of disposition of the Rubicon Common Shares pursuant to subsection 55(2) of the ITA.

Deemed dividends received by a Dissenting Shareholder will be included in computing such dissenting Shareholder’s income for purposes of the ITA. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to deemed dividends received by individuals. Subject to the potential application of subsection 55(2) of the ITA, deemed dividends received by a corporation will normally be deductible in computing taxable income. Certain corporations may be liable to pay a 33 1/3 % refundable tax under Part IV of the ITA on such deemed dividends.

Subsection 55(2) of the ITA provides that where a corporate Shareholder is deemed to receive a dividend under the circumstances described above, all or part of such deemed dividend may be treated as proceeds of disposition of the Rubicon Common Shares and not as a dividend, for the purposes of computing a dissenting Shareholder’s capital gain on the disposition of such shares. Dissenting Shareholders that are corporations should consult their own tax advisors with respect to the potential application of these provisions.

A dissenting Shareholder will also be considered to have disposed of such Shareholder’s Rubicon Common Shares for proceeds of disposition equal to the amount paid to such dissenting Shareholder less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend not included in the proceeds of disposition of Rubicon Common Shares pursuant to subsection 55(2) of the ITA, thereby giving rise to a capital gain or capital loss to the dissenting Shareholder calculated in accordance with the provisions of the ITA. The general tax treatment of capital gains and losses is discussed above under “Securityholders Resident in Canada - Holding and Disposing of New Rubicon, Paragon Common Shares and CopperCo Common Shares”.

Any interest awarded to a dissenting Shareholder by a court will be included in the dissenting Shareholder’s income for purposes of the ITA.

Canadian Resident Warrant Holders

The Rubicon Warrants’ current contractual agreements include provisions that adjust the terms of the Rubicon Warrants upon Rubicon completing certain transactions such as the Arrangement. As a result, after the Effective Date, each whole Rubicon Warrant will entitle the holder to receive, upon exercise, one New Rubicon Common Share, one-sixth of a Paragon Common Share and a fraction of a CopperCo Common Share equal to the Rubicon - CopperCo Exchange Ratio.

Provided that the current contractual rights to a Warrant Holder are not disposed of as a consequence of the Arrangement, a Warrant Holder will not realize a gain or loss as a consequence of the Arrangement.

A Warrant Holder will not realize a gain or loss upon the exercise of a Rubicon Warrant. The Warrant Holder’s cost of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired by exercising Rubicon Warrants will be equal to the aggregate of the adjusted cost base of the Rubicon Warrants plus the exercise price paid for the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. The aggregate cost of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired on the exercise of Rubicon Warrants will be allocated among the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired on the exercise of the Rubicon Warrant. The ITA does not define an appropriate allocation method. Warrant Holders should consult their tax advisors as to an appropriate allocation method. The cost of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired on the exercise of Rubicon Warrants will be averaged with the adjusted cost base of any other New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares, respectively, owned by the Warrant Holder at that time.

In the event of an expiry of an unexercised Rubicon Warrant, the Warrant Holder will realize a capital loss equal to the adjusted cost base of the Rubicon Warrant to the Warrant Holder.

Securityholders Not Resident in Canada

The following portion of the summary applies to a Securityholder who, for purposes of the ITA has not been and will not be resident or deemed to be resident in Canada (a “Non-Resident”) at any time while such Securityholder has held Rubicon Common Shares or Rubicon Warrants and, except as specifically discussed below, to whom such shares and warrants are not “taxable Canadian property” (as defined in the ITA). In addition, this portion of the summary does not apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere.

Generally, Rubicon Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the TSX and the AMEX), the Non-Resident Shareholder does not use or hold, and is not deemed to use or hold, the Rubicon Common Shares in connection with carrying on a business in Canada and the Non-Resident Shareholder, persons with whom such Non-Resident Shareholder does not deal at arm’s length, or the Shareholder together with such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Rubicon at any time within five years preceding the particular time. Generally, Rubicon Warrants will be not be taxable Canadian property provided that such Warrant Holder does not and has not owned Rubicon Common Shares which are or were taxable Canadian property to the Warrant Holder.

Non-Resident Securityholders whose Rubicon Common Shares or Rubicon Warrants are taxable Canadian property should consult their own advisors.

Disposition of Rubicon Common Shares under the Arrangement

Generally, a Non-Resident Shareholder will not be subject to income tax under the ITA as a consequence of the Arrangement.

Provided that the Rubicon Common Shares and the Rubicon Special Shares are listed on a prescribed stock exchange (including the TSX and AMEX) at the time of disposition, no clearance certificate will be required under section 116 of the ITA prior to the disposition of any such shares.

If the Rubicon Common Shares were taxable Canadian property to a Non-Resident Shareholder, then the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares will also be taxable Canadian property. Provided that the Rubicon Special Shares are listed on a prescribed stock exchange on or before the time that they are exchanged for Paragon Common Shares and CopperCo Common Shares, the exchange of Rubicon Special Shares for the Paragon Common Shares and CopperCo Common Shares will not result in the Paragon Common Shares and CopperCo Common Shares being deemed to be “taxable Canadian property” as defined in the ITA.

Holding or Disposing of New Rubicon, Paragon Common Shares and CopperCo Common Shares

Dividends

Dividends on New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares that are paid or credited or deemed to be paid or credited to a Non-Resident will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under an applicable tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the U.S. for the purposes of the Canada-United States Income Tax Convention, as amended (the “Tax Treaty”), the rate of Canadian withholding tax generally will be reduced to 15% of the gross amount of such dividends if the recipient of the dividend is the beneficial owner thereof. In addition, under the Tax Treaty, dividends paid or credited or deemed to be paid or credited to certain Non-Resident Shareholders that are U.S. tax exempt organizations generally will not be subject to Canadian withholding tax.

Dispositions

A Non-Resident Shareholder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Resident Shareholder on a disposition of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares after the Arrangement, unless at the time of disposition the particular shares are “taxable Canadian property” (as defined in the ITA) to the Non-Resident Shareholder and the Shareholder is not entitled to relief under an applicable income tax treaty or convention. Provided that the New Rubicon, Paragon Common Shares or CopperCo Common Shares are then listed on a prescribed stock exchange (including the TSX, AMEX and Tiers 1 and 2 of the TSX-V), the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder, unless the Rubicon Common Shares or the Rubicon Special Shares were taxable Canadian property to the Shareholder immediately prior to the Arrangement or unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of New Rubicon, Paragon or CopperCo, as the case may be.

If the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares are taxable Canadian property to a Non-Resident Shareholder that is a resident of the U.S. for the purposes of the Tax Treaty at the time of disposition, any capital gain realized on the disposition or deemed disposition of such common shares will, according to the Tax Treaty, generally not be subject to Canadian federal income tax unless the value of the Rubicon Common Shares at the time of the disposition of such common shares is derived principally from “real property situated in Canada” within the meaning set out in the Tax Treaty.

Provided that the New Rubicon, Paragon and CopperCo Common Shares are listed on a prescribed Stock Exchange (including the TSX, AMEX and Tiers 1 and 2 of the TSX-V) at the time of disposition, no clearance certificate will be required under section 116 of the ITA prior to the disposition of any such shares.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises dissent rights and receives a payment from Rubicon for its Rubicon Common Shares as a result of the exercise of such Shareholder’s dissent rights will be deemed to have received a taxable dividend equal to the amount by which the payment (other than an amount, if any, in respect of interest awarded by a court) exceeds the paid-up capital of such shares.

A dissenting Non-Resident Shareholder will also be considered to have disposed of its Rubicon Common Shares for proceeds of disposition equal to the amount paid to such dissenting Non-Resident Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend, except that no capital gain or loss will be realized on the disposition of such Shareholder’s Rubicon Common Shares for purposes of the ITA provided such Rubicon Common Shares are not “taxable Canadian property” to such Shareholder at the time of disposition.

Dissenting Non-Resident Shareholders will be subject to withholding tax under the ITA in respect of deemed dividends and interest arising from the disposition of such Shareholder’s Rubicon Common Shares. The applicable withholding tax rate is 25% in respect of such amounts, although such rate may be reduced under the provisions of an applicable income tax treaty. Under the Tax Treaty, the withholding tax rate generally applicable to interest beneficially owned by residents of the U.S. is 10% and, as discussed above, the withholding tax rate generally applicable to dividends beneficially owned by residents of the U.S. is 15%.

Non-Resident Warrant Holders

A Non-Resident Warrant Holder whose Rubicon Warrants are not considered taxable Canadian property will not be subject to Canadian income tax in respect of the Arrangement. A description of the tax consequences of exercising Rubicon Warrants is discussed above under “Securityholders Resident in Canada - Canadian Resident Warrant Holders”.

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Rubicon Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Rubicon Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Rubicon Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Rubicon Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Rubicon Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of Rubicon entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Rubicon Common Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right to acquire Rubicon Common Shares; (b) any conversion of any note, debenture, or other debt instrument of Rubicon; and (c) any conversion of any stock option, warrant, or other right to acquire Rubicon Common Shares into a stock option, warrant, or other right to acquire Paragon Common Shares or CopperCo Common Shares.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the renaming and redesignation of the Rubicon Common Shares as Rubicon Class A Common Shares, (b) the exchange by the Shareholders of the Rubicon Class A Common Shares for New Rubicon Common Shares, Rubicon Series 1 Special Shares, and Rubicon Series 2 Special Shares (followed by the cancellation of the Rubicon Class A Common Shares), (c) the transfer by the Shareholders of the Rubicon Series 1 Special Shares to Paragon in exchange for Paragon Common Shares and the Rubicon Series 2 Special Shares to CopperCo in exchange for CopperCo Common Shares, and (d) Rubicon’s acquisition of the Rubicon Series 1 Special Shares held by Paragon and the Rubicon Series 2 Special Shares held by CopperCo (followed by the cancellation of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares) will properly be treated, under the step-transaction doctrine or otherwise, as the distribution by Rubicon of the Paragon Common Shares and the CopperCo Common Shares to the Shareholders under Section 301 of the Code.

There can be no assurance that the IRS will not challenge this U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Distribution of Paragon Common Shares and CopperCo Common Shares

Subject to the “passive foreign investment company” rules discussed below, U.S. Holders will be required to include the fair market value of the Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of Rubicon. Rubicon does not expect that any such dividend will qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” under Section 1(h)(11) of the Code. In addition, any such dividend generally will not be eligible for the “dividends received deduction” in the case of corporate U.S. Holders. To the extent that the fair market value of the Paragon Common Shares and CopperCo Common Shares exceeds the current and accumulated “earnings and profits” of Rubicon, the distribution of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Rubicon Common Shares and, (b) thereafter, as gain from the sale or exchange of such Rubicon Common Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

A U.S. Holders’ initial tax basis in the Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement will be equal to the fair market value of such Paragon Common Shares and CopperCo Common Shares on the date of distribution. A U.S. Holder’s holding period for the Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder’s Rubicon Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Rubicon Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Rubicon Common Shares surrendered.

Subject to the “passive foreign investment company” rules discussed below, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Rubicon Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Potential Application of the PFIC Rules to the Arrangement

Qualification of Rubicon, Paragon, and CopperCo as a PFIC

A foreign corporation generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Rubicon believes that it was a PFIC for one or more prior taxable years. Based on currently available information, Rubicon anticipates that it will be a PFIC for the current taxable year and that Paragon and CopperCo each will be a PFIC for the current taxable year. Whether Rubicon, Paragon, or CopperCo will be a PFIC for the current taxable year depends on the assets and income of Rubicon, Paragon, or CopperCo, respectively, over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. The determination of whether Rubicon, Paragon, or CopperCo qualifies as a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Rubicon concerning its PFIC status or the PFIC status of Paragon or CopperCo.

Effect of PFIC Rules on the Distribution of Paragon Common Shares and CopperCo Common Shares

If Rubicon is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Rubicon Common Shares, the effect of the PFIC rules on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Rubicon as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a “Non-Electing Shareholder.”

The QEF Election was not available to U.S. Holders for any prior taxable year for which Rubicon was a PFIC, because Rubicon did not satisfy the record keeping and information disclosure requirements that apply to a QEF. If Rubicon is a PFIC for the current taxable year, Rubicon does not intend to satisfy the record keeping and information disclosure requirements that apply to a QEF in the event that a U.S. Holder wishes to make a QEF Election.

With respect to a Non-Electing Shareholder, the rules under Section 1291 of the Code will apply to gain recognized on the disposition of Rubicon Common Shares and “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period for the Rubicon Common Shares) received on the Rubicon

Common Shares. Any such gain or excess distribution must be rateably allocated to each day in a Non-Electing Shareholder’s holding period for the Rubicon Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing Shareholder’s holding period for the Rubicon Common Shares (other than years prior to the first taxable year of Rubicon beginning after December 31, 1986 for which Rubicon was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing Shareholder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing Shareholder’s holding period for the Rubicon Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the distribution of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement constitutes an “excess distribution” with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Paragon Common Shares and CopperCo Common Shares. In addition, the distribution of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Shareholder of such Non-Electing Shareholder’s indirect interest in Paragon and CopperCo, which generally would be subject to the rules of Section 1291 of the Code discussed above.

Electing Shareholders generally will not be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement. In addition, if a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) is made by a U.S. Holder, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement. However, if a U.S. Holder makes a Mark-to-Market election after the beginning of such U.S. Holder’s holding period for the Rubicon Common Shares and such U.S. Holder has not made a timely and effective QEF Election, the rules of Section 1291 of the Code discussed above may apply to the distribution of Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election.

Information Reporting; Backup Withholding Tax

The distribution within the U.S., or by a U.S. payor or U.S. middleman, of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RIGHTS OF DISSENT

Pursuant to the terms of the Interim Order and the Plan of Arrangement, Rubicon has granted the Shareholders who object to the Arrangement Resolution the right to dissent (the “Dissent Right”) in respect of the Arrangement. The Dissent Right is granted and set out in full in Article 5 of the Plan of Arrangement and is summarized in Schedule “L” hereto, “Dissent Rights”. Schedule “L” is only a summary and Shareholders are referred to the full text of Article 5 of the Plan of Arrangement.

In the event that a Shareholder fails to perfect or effectively withdraws that Shareholder’s claim under the Dissent Right or forfeits that Shareholder’s right to make a claim under the Dissent Right or his or her rights as a Shareholder are otherwise reinstated, each Rubicon Common Share held by that Shareholder will thereupon be deemed to have been exchanged in accordance with the terms of the Arrangement as of the Effective Date.

Shareholders who wish to exercise Dissent Rights should review the dissent procedures summarized in Schedule “L” and set out in full in Article 5 of the Plan of Arrangement and seek legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss or unavailability of any right to dissent.

The obligation of Rubicon to complete the Arrangement is subject to the condition that notices of dissent shall not have been delivered by Shareholders holding such number of Rubicon Common Shares that, in Rubicon’s opinion, completion of the Arrangement would not be in the best interests of Rubicon.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Rubicon, and which will apply to Paragon and CopperCo as appropriate after the Effective Date. See Schedule “M” - Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular.  These risk factors are not a definitive list of all risk factors associated with the respective businesses to be carried out by Rubicon, Paragon and CopperCo.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Meeting, the shareholders will be asked to approve, ratify and confirm, with or without variation, the adoption of an amended and restated shareholder rights plan (the “Rights Plan”), which is intended to replace and update the Shareholder Rights Plan originally adopted by Rubicon on February 11, 2002. The terms and conditions of the Rights Plan are set out in the Amended and Restated Shareholder Rights Plan Agreement (the “Rights Agreement”) made as of June 14, 2006, between the Company and Computershare Investor Services Inc. (the “Rights Agent”). The Rights Agreement can be viewed online at www.sedar.com, as Schedule “A” to the Company’s Material Change Report dated June 16, 2006 filed with respect to the adoption of the Rights Plan. The Company will also deliver a copy of the Rights Agreement to any Shareholder who requests one, at no charge to the Shareholder.

Confirmation by Shareholders

While the Rights Plan became effective upon the entering into of the Rights Agreement on June 14, 2006, the Rights will terminate if the Rights Agreement is not approved, with or without variation, at the Meeting by a majority of the votes cast by “independent” holders of Rubicon Common Shares who vote in respect of approval of the Rights Agreement at the Meeting. In effect, all Shareholders will be considered “independent” provided that they are not, at the relevant time, making a takeover bid for the Rubicon Common Shares.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors of Rubicon considered the appropriateness of establishing a shareholders’ rights plan and concluded that it was in the best interests of the Company and its Shareholders to adopt such a plan. Accordingly, the Board of Directors of Rubicon recommends that Shareholders approve the Rights Agreement by voting in favour of the resolution set out below.

Purpose of the Rights Plan

The Board of Directors of Rubicon has adopted the Rights Plan in recognition that takeover bids may not always result in shareholders receiving equal treatment or fair and full value for their common shares. The Rights Plan was adopted to provide the Board of Directors of Rubicon with sufficient time to consider any takeover bid made for the Rubicon Common Shares and, if appropriate, to explore and develop alternatives to maximize Shareholder value and to ensure that any such offer would be made to all shareholders and treat all shareholders equally. Neither at the date of the adoption of the Rights Plan nor at the date of this Circular was the Board of Directors of Rubicon aware of any pending or threatened takeover bid or offer for the Rubicon Common Shares. It was not the intention of the Board of Directors of Rubicon in adopting the Rights Plan to secure the continuance in office of the existing members of the Board of Directors of Rubicon or to avoid an acquisition of control of the Company in a transaction that is considered to be fair and in the best interests of the shareholders.

The Board of Directors of Rubicon believes that under the rules relating to takeover bids in Canada, there may be insufficient time allowed for directors to fully assess offers and develop alternatives for shareholders such as possible higher offers or corporate restructurings. The result may be that shareholders fail, in the absence of a Shareholder rights plan, to realize the maximum value for their common shares. Although amendments to the takeover bid legislation which were adopted in all Canadian provinces except Quebec in 2001, and in Quebec in 2003 (the “Zimmerman Amendments”), extended the minimum period for which a takeover bid must remain open to thirty-five (35) days, the Board of Directors of Rubicon believes that this time period may not be sufficient in all circumstances. This view is supported by the fact that rights plans have continued to be implemented by Canadian public companies since the time that the Zimmerman Amendments came into force. In addition, the Board of Directors of Rubicon is concerned that, while securities legislation has addressed many concerns relating to unequal treatment of shareholders, there remains the possibility that control or effective control of the Company may be acquired pursuant to a private agreement in which a small number of shareholders dispose of common shares at a premium to market price which is not shared with the other shareholders. Also, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or fair sharing of any control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the common shares of the Company. The Board of Directors of Rubicon is of the view that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public takeover bid or offer available to all shareholders of the Company for all of the outstanding common shares. The Board of Directors of Rubicon believes that the Rights Plan will likely deter unfair, coercive bid tactics and strategies that do not treat all shareholders of the Company equally. The leading decisions of Canadian securities regulatory authorities and courts indicate that a shareholder rights plan can be appropriately used for these purposes.

The objective of enhancing Shareholder value in the context of an unsolicited takeover bid requires that the board of directors has reasonable time to make the necessary assessments both of the bid which is on the table and of the other available alternatives. In responding to a bona fide takeover bid, the directors, as the representatives of the Company, have the responsibility to assess the takeover bid and to consider the bid in light of the best interests of the Company and its shareholders. The Board of Directors of Rubicon’s access to all material information regarding the Company and familiarity with the Company’s corporate strategies and alternatives ensures that the Board of Directors of Rubicon is well positioned to assess any takeover bid and the availability of higher value alternative transactions. This may result in the Rights Plan remaining in place for a period of time while the Board of Directors of Rubicon develops or assesses higher value alternatives, even if a majority of the outstanding common shares of the Company have been tendered to a bid.

Over the past few years, unsolicited takeover bids have been made for the shares of a number of Canadian public corporations. Many of these corporations had a shareholder rights plan in place which was used by the board of directors of the target corporation to gain time to seek alternatives to the bid, with the objective of enhancing Shareholder value. In most cases, a change of control ultimately occurred at a price in excess of the original bid price (e.g., in the Chapters Inc., Second Cup Ltd. and Placer Dome Inc. transactions); accordingly, the existence of a shareholder rights plan should not prevent, and is not intended to prevent, unsolicited takeover bids for the Company’s common shares.

Canadian securities regulators have concluded in decisions relating to shareholder rights plans that in the face of a takeover bid, a target corporation’s board of directors will not be permitted to keep a shareholder rights plan in place solely to prevent a bid. However, the Board of Directors of Rubicon will be allowed to keep a plan in place if the Board of Directors of Rubicon is actively seeking alternatives to a takeover bid, and if there is a real and substantial possibility that the Board of Directors of Rubicon can increase Shareholder choice and maximize Shareholder value.

The Rights Plan does not affect in any way the financial condition of the Company or interfere with its business plans. The initial issuance of the Rights (as defined below) is not dilutive and will not affect reported earnings or cash flow per common share until and unless the Rights separate from the underlying common shares and become exercisable (however, the Company considers the likelihood of such an event occurring to be remote). The adoption of the Rights Plan will not lessen or affect the duty of the Board of Directors of Rubicon to act honestly and in good faith and in the best interests of the Company.

Summary Description of the Rights Plan

The following is a summary description of the operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Agreement. Capitalized terms used but not defined below have the meanings ascribed to them in the Rights Agreement.

The Rights

The Rights were issued pursuant to the Rights Agreement. Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one Rubicon Common Share at the price of CDN$30 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined below) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of Rubicon Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as defined below).

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid (as defined below) to ensure that a person seeking control of the Company provides both the Company’s shareholders and the Board of Directors of Rubicon with sufficient time to evaluate the bid. The purpose of the Permitted Bid mechanism is to allow a potential bidder to avoid the dilutive features of a Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a takeover bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors of Rubicon. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Rubicon Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors of Rubicon. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors of Rubicon the terms of an offer which is fair to all shareholders.

The Rights Plan will not prevent shareholders from disposing of their Rubicon Common Shares through any takeover bid for the Company. The directors will continue to be bound to consider fully and fairly any bona fide takeover bid or offer for the Rubicon Common Shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Shareholder rights plans have been adopted by a large number of publicly held companies in Canada and the United States. The terms of the Rights Plan are similar to those adopted in recent years by other Canadian public companies.

Trading of Rights

Until the Separation Time (as defined below), the Rights will be evidenced only by the register maintained by the Rights Agent and outstanding share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated common shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time, upon transfer of existing common shares or the issuance of additional common shares, will display a legend incorporating the terms of the Rights Agreement by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of common shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company. The Rights Agreement provides certain exceptions to that rule, including a person who acquires 20% or more of the outstanding common shares through a Permitted Bid Acquisition, an Exempt Acquisition or in its capacity as Investment Manager, Trust Company, Crown Agency, Statutory Body or Plan Administrator, provided in these latter instances that the person is not making or proposing to make a take-over bid. The term Acquiring Person does not include the Company or any subsidiary of the Company. If a person becomes an Acquiring Person (a “Flip-in Event”), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of common shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Separation Time

The “Separation Time” is the close of business on the tenth day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date on which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid. In any of the above cases, the Separation Time can be such later time as may from time to time be determined by the Board of Directors of Rubicon acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed never to have been made.

Permitted Bid

A Flip-in Event does not occur if a take-over bid is a Permitted Bid. A Permitted Bid is a Take-over Bid, made by means of a take-over bid circular, which, among other things:

(a)	is made for any and all voting shares to all holders of record of common shares as registered on the books of the Company (other than the Offeror);

(b)
contains, and the take-up and payment for common shares tendered or deposited is subject to, an irrevocable and unqualified condition that no common shares will be taken up or paid for pursuant to the Take-over Bid:

(i)	prior to the close of business on the 60th day following the date of the Takeover Bid; and

(ii)	unless at such date more than 50% of the then outstanding common shares held by Independent Shareholders have been deposited under the bid and not withdrawn;

(c)
contains irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, all common shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for common shares under the bid and that all common shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

(d)
contains an irrevocable and unqualified provision that, if the condition referred to in clause (b) (ii) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of common shares for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a “Competing Permitted Bid”, which is a Take-over Bid made while another Permitted Bid is outstanding, that satisfies all of the requirements of a Permitted Bid other than the requirements of clause (b) (i). The Competing Permitted Bid must expire no earlier than the later of: (i) the date on which common shares may be taken up under the Permitted Bid which preceded the Competing Permitted Bid; and (ii) 35 days following the date of commencement of the Competing Permitted Bid.

Take-over Bid

A “Take-over Bid” is defined in the Rights Plan as an offer to acquire common shares or other securities convertible into common shares, where the common shares subject to the offer to acquire, together with the common shares into which the securities subject to the offer to acquire are convertible, and the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding common shares at the date of the offer.

Waiver

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors of Rubicon to make a bid pursuant to a take-over bid circular on terms which the Board of Directors of Rubicon considers fair to all shareholders. In such circumstances, the Board of Directors of Rubicon may waive the application of the Rights Plan to the transaction, thereby allowing such bid to proceed without dilution to the Offeror, and the Board of Directors of Rubicon will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by way of take-over bid circular. Waivers relating to take-over bids made otherwise than pursuant to a take-over bid circular delivered to all holders of Rubicon Common Shares require approval of the shareholders, except in the case of inadvertent triggering of the application of the Rights Plan.

Amendments

The Company may from time to time make amendments to the Rights Agreement which are required in order to correct any clerical or typographical error or which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may also, prior to approval of the Rights Plan by the shareholders at the Meeting, supplement or amend the Rights Agreement without the approval of any holders of Rights or common shares to make any changes which the Board of Directors of Rubicon may deem necessary or desirable, provided that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement, amendment or variance made after the date of approval of the Rights Plan but prior to the Separation Time may only be made with the prior consent of the Independent Shareholders, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement or amendment made on or after the Separation Time may only be made with the prior consent of the holders of Rights, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, any amendment to the Rights Agreement is subject to the prior written consent of the TSX.

Term

The Rights Plan became effective on June 14, 2006, and will terminate if not ratified by a resolution passed by a majority of greater than 50 per cent of the votes cast by independent holders of Rubicon Common Shares who vote in respect of approval of the Rights Agreement at the Meeting. A Shareholder will be considered “independent” and considered eligible to vote for this purpose as long as the Shareholder has not commenced, or announced an intention to commence, a take-over bid for Rubicon Common Shares and is not an associate or affiliate of, or acting jointly or in concert with, any other person who has done so. Unless earlier redeemed by the Board of Directors of Rubicon, the Rights expire on the close of the Company’s 2011 annual meeting, unless reconfirmed at such meeting. If reconfirmed at the Company’s 2011 annual meeting, unless earlier redeemed by the Board of Directors of Rubicon, the Rights Plan will expire at the close of the 2016 annual meeting.

2006 Amendments

The amendments to the Rights Agreement approved by the Board of Directors of Rubicon on June 14, 2006 are limited in number and effect. The amendments include (i) replacing references to Company Act (British Columbia) with references to the Business Corporations Act (British Columbia), reflecting British Columbia’s adoption in 2004 of the Business Corporations Act (British Columbia) to replace the Company Act (British Columbia); (ii) amendments of a technical nature designed to bring the Rights Plan up-to-date with respect to prevailing current practice; and (iii) the correction of certain typographical and similar errors; and (iv) inserting a clause under the “adjustment” provisions of the Rights Agreement to the effect that no special adjustments and no additional issuances of securities will be triggered under the Rights Plan as a result of the Plan of Arrangement.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve, adopt and ratify an ordinary resolution in substantially the form set out in Schedule “H” hereto approving the Rights Plan.

The Board of Directors of Rubicon is of the view that passing the ordinary resolution approving the Rights Plan is in the best interests of Rubicon and recommends that Shareholders vote in favour of this ordinary resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.

EXPERTS

Davis & Company LLP, Canadian counsel to Rubicon, and Dorsey & Whitney LLP, U.S. counsel to Rubicon have prepared the respective summaries of the Canadian and United States Federal Income Tax considerations generally applicable to the holders of Rubicon Common Shares disclosed under the heading “Income Tax Considerations” of this Circular.

The summary of the McFinley Property disclosed in Schedule “I” of this Circular under the heading “Information Concerning Rubicon After the Arrangement - Principal Properties” was taken from a NI 43-101 report entitled “An Update on Exploration Activities of Rubicon Minerals Corporation on the McFinley Property” dated December 9, 2005 and prepared for Rubicon by Marc Prefontaine, M.Sc. P. Geo, an independent consulting geologist and member of the Association of Engineers and Geoscientists of British Columbia.

The summary of the JBP Linear Property disclosed in Schedule “J” of this Circular under “Information Concerning Paragon After the Arrangement - Principal Properties” was taken from a NI 43-101 report entitled “Technical Report for the JBP Linear Property” dated December 9, 2005 and prepared for Rubicon by Larry Pilgrim, P. Geol, an independent consulting geologist and member of the Association of Engineers, Geologists of Newfoundland and Labrador.

The summary of the Golden Promise Property disclosed in Schedule “J” of this Circular under “Information Concerning Paragon After the Arrangement - Principal Properties” was taken from a NI 43-101 report entitled “Technical Report for the Golden Promise Property” dated December 9, 2005 and prepared for Rubicon by Larry Pilgrim, P. Geol, an independent consulting geologist and member of the Association of Engineers, Geologists of Newfoundland and Labrador.

The summary of the Kalukundi project disclosed in Schedule “K” to this Circular under “Information Concerning CopperCo After the Arrangement - Principal Properties” was taken from a NI 43-101 report entitled “Kalukundi Project - Technical Report” dated June, 2006 and prepared for Africo by John Hearne, an independent consulting mining engineer registered with the AUSIMM, Julian Verbeek, an independent consulting geologist registered with the AUSIMM and SACNASP, and David Dodd, an independent consulting extractive metallurgist registered with the SAIMM.

Except as noted below, none of the aforementioned experts has received a direct or indirect interest in the property of Rubicon or any associate or affiliate of Rubicon. Copies of the four technical reports described above may be viewed on written request to Rubicon or on SEDAR at www.sedar.com.

As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned entities beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of Rubicon.

David R. Reid is a Director of Rubicon and a partner at Davis & Company LLP, Canadian legal counsel to Rubicon. Other than Mr. Reid, neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned entities is currently expected to be elected, appointed or employed as a director, officer or employee of Rubicon or of any associate or affiliate of Rubicon.

PROMOTERS

Rubicon is the promoter of Paragon and CopperCo. Rubicon took the initiative in the organization of Paragon and CopperCo and accordingly, may be considered to be the promoter of the two new companies within the meaning of applicable securities legislation. Rubicon may hold Paragon Common Shares immediately following the Arrangement if Rubicon exercises its right to participate in the Paragon Financing. See Schedule “J”, “Information Concerning Paragon after the Arrangement - Funds Available - Private Placement Financing.” Although Rubicon intends to exercise its conversion right under the Bridge Loan prior to the Effective Date (in which case the securities received on such exercise would be distributed to the Shareholders pursuant to the Arrangement), if Rubicon does not exercise its conversion right prior to the Effective Date, Rubicon could hold CopperCo Common Shares, or the right to receive CopperCo Common Shares, immediately following the Arrangement. See Schedule “K”, “Information Concerning CopperCo after the Arrangement - Funds Available.”

LEGAL PROCEEDINGS

Neither Rubicon, Paragon, nor CopperCo is party to any material legal proceedings, and each company is not aware of any such proceedings known to be contemplated.

OTHER BUSINESS

Management of Rubicon knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.

SHAREHOLDER PROPOSALS

ANY SHAREHOLDER WHO INTENDS TO PRESENT A PROPOSAL AT RUBICON’S 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS MUST SEND THE PROPOSAL TO RUBICON’S CORPORATE SECRETARY AT THE REGISTERED OFFICE OF RUBICON, 2800 - 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7. IN ORDER FOR THE PROPOSAL TO BE INCLUDED IN RUBICON’S PROXY MATERIALS SENT TO THE SHAREHOLDERS, IT MUST BE RECEIVED BY RUBICON NO LATER THAN MARCH 29, 2007 AND MUST COMPLY WITH THE REQUIREMENTS OF SECTION 188 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA). RUBICON IS NOT OBLIGATED TO INCLUDE ANY SHAREHOLDER PROPOSAL IN ITS PROXY MATERIALS FOR THE 2007 ANNUAL AND GENERAL MEETING IF THE PROPOSAL IS RECEIVED AFTER THE MARCH 29, 2007 DEADLINE.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast in favour at the Meeting by the holders of Rubicon Common Shares. All special resolutions require, for its passing of the same, a two-thirds majority of the votes cast in favour at the Meeting by the holders of Rubicon Common Shares.

ADDITIONAL INFORMATION

Additional information concerning Rubicon is available on SEDAR at www.sedar.com. Financial information concerning Rubicon is provided in Rubicon’s comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2005.

Shareholders wishing to obtain a copy of Rubicon’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

    Rubicon Minerals Corporation
    Suite 1540 - 800 West Pender Street
    Vancouver, BC
    V6C 2V6
    Telephone: (604) 623-3333
    Facsimile: (604) 623-3355
    Website: www.rubiconminerals.com

DIRECTORS APPROVAL

The content and sending of this Circular have been approved by the Board of Directors of Rubicon. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David W. Adamson”

President & CEO

Vancouver, BC
July 7, 2006

AUDITORS CONSENT

Re: Rubicon Minerals Corporation (“the Company”)

We have read the Management Information Circular of the Company dated July 7, 2006 relating to the Company’s proposed spin-off of interests in certain exploration assets located in Newfoundland and the Democratic Republic of Congo, and related transactions. We confirm that we have complied with Canadian generally accepted standards for an auditor’s involvement with Management Information Circulars.

We consent to the use in the above-mentioned Management Information Circular of our report to the shareholders of the Company in respect to the Company’s balance sheets as at December 31, 2005 and 2004, and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. Our report was dated March 24, 2006.

Yours truly,

(signed) DeVisser Gray

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

AUDITORS CONSENT

Re: CopperCo Resources Corp. (“the Company”)

We have read the Management Information Circular of Rubicon Minerals Corporation (“Rubicon”) dated July 7, 2006 relating to Rubicon’s proposed spin-off of interests in certain exploration assets located in Newfoundland and the Democratic Republic of Congo, and related transactions. We confirm that we have complied with Canadian generally accepted standards for an auditor’s involvement with Management Information Circulars.

We consent to the use in the above-mentioned Management Information Circular of our report to the directors of the Company in respect to the Company’s balance sheet as at July 4, 2006. Our report was dated July 7, 2006.

Yours truly,

(signed) DeVisser Gray

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

AUDITORS’ CONSENT

Re: Paragon Minerals Corporation (“the Company”)

We have read the Management Information Circular of Rubicon Minerals Corporation (“Rubicon”) dated July 7, 2006 relating to Rubicon’s proposed spin-off of interests in certain exploration assets located in Newfoundland and the Democratic Republic of Congo, and related transactions. We confirm that we have complied with Canadian generally accepted standards for an auditor’s involvement Management Information Circulars.

We consent to the use in the above-mentioned Management Information Circular of our report to the directors of the Company in respect to the Company’s balance sheet as at July 4, 2006. Our report was dated July 7, 2006.

Yours truly,

(signed) DeVisser Gray

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

AUDITORS’ CONSENT

We have read the Management Information Circular (the “Circular”) of Rubicon Minerals Corporation (“Rubicon”) dated July 7, 2006 relating to the proposed plan of arrangement involving Rubicon, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned Circular, of our report dated May 29, 2006 to the shareholders of Africo Resources Ltd. (“Africo”) on the following financial statements:

•	Consolidated balance sheets of Africo as at December 31, 2005 and 2004.

•	Consolidated statements of operations, deficit and cash flows for the periods ended December 31, 2004 and 2005

(signed) Pricewaterhouse Coopers LLP

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

INDEX TO SCHEDULES

Page
Schedule A	Financial Statements	A-1

• Audited Consolidated Financial Statements of Rubicon for the financial years ended December 31, 2005, 2004 and 2003 and the auditor’s report thereon
• Management Discussion and Analysis of Rubicon for the fiscal year ended December 31, 2005
• Interim Consolidated Financial Statements of Rubicon for the three months ended March 31, 2006
• Management Discussion and Analysis of Rubicon for the three months ended March 31, 2006
• Pro-forma Consolidated Balance Sheet of Rubicon as at March 31, 2006
• Pro-forma Balance Sheet of Paragon as at March 31, 2006
• Pro-forma Balance Sheet of CopperCo as at March 31, 2006
• Audited Financial Statements of Africo for the financial years ended December 31, 2005 and 2004
• Interim Financial Statements of Africo for the three months ended March 31, 2006
• Audited Balance Sheet of Paragon as at July 4, 2006
• Audited Balance Sheet of CopperCo as at July 4, 2006